Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34






SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 21 July 2005

SUPPL

Dear Sirs,



Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741


MAPFRE



PRESS RELEASE

SISTEMA MAPFRE RECORDED REVENUES OF €6,459 MILLION AND A NET PROFIT OF €366 MILLION UNDER IFRS AT THE CLOSE OF JUNE 2005

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 38.2%

SISTEMA MAPFRE and its listed holding company CORPORACIÓN MAPFRE are releasing their results for the first half of 2005 prepared in accordance with International Financial Reporting Standards (IFRS).

1. SISTEMA MAPFRE (MAPFRE MUTUALIDAD AND ITS SUBSIDIARIES)

SISTEMA MAPFRE recorded consolidated revenues of €6,459 million, a 12.3% increase over the previous year, €5,394.4 million of which corresponded to direct insurance and accepted reinsurance premiums.

The consolidated profit before tax was €514.6 million, an 18.6% increase. Profit after tax amounted to €366.4 million, up 17.2% over the same period of fiscal year 2004.

Consolidated third-party funds managed by the Group in Life insurance and savings products grew 16.2% with respect to the same period of the previous year, reaching €19,077 million.

2. CORPORACIÓN MAPFRE

CORPORACIÓN MAPFRE, the listed holding company for most of the Group's subsidiaries, filed today with the National Securities' Markets Commission ("Comisión Nacional del Mercado de Valores" or "CNMV") a report on its results at the close of June 2005, which likewise evolved very positively. Non-life insurance premiums grew 13.5%, while third-party funds managed in Life insurance and savings products rose by 16%. Total revenues reached €4,937.4 million, a 13.4% increase.



The consolidated profit before tax and minority interests was €333.4 million and the net profit reached €149 million, exceeding the result for the same period of the previous year by 38.2%.

The subsidiaries of CORPORACIÓN MAPFRE that operate in Spain, which are grouped under MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, obtained a volume of premiums of €2,699.9 million and a consolidated profit before tax and minority interests of €221.8 million (a 29.6% increase).

In Life insurance, it is worth noting the consolidated profit before tax and minority interests of MAPFRE VIDA, which was €87.9 million, a 28.1% increase over the same period of the previous year. Third-party funds managed by MAPFRE VIDA and its subsidiaries reached €18,789.6 million.

In Non-life insurance, it is worth noting the growth of the General Insurance Operating Unit, which recorded increases in the region of 12% across virtually all its business lines and of 17.5% in its profit before tax and minority interests, and of the Commercial Insurance Unit, both in its volume of premiums (7.6%) and in its profit (21.5%).

International insurer MAPFRE RE stood out among the subsidiaries of CORPORACIÓN MAPFRE operating abroad, recording increases of 18.7% in its premiums, to €666.8 million, and of 35.3% in its profit before tax and minority interests, to €58.7 million. It is worth noting also MAPFRE AMÉRICA, with increases of 11.2% in its premiums volume (€732.4 million) and 30% in its profit before tax and minority interests (€44.6 million).

3. RATINGS ASSIGNED BY INTERNATIONAL AGENCIES

- Standard & Poor's affirmed the 'AA' rating assigned to MAPFRE MUTUALIDAD, with a stable outlook, as well as the 'AA-' rating assigned to the bonds issued by CORPORACIÓN MAPFRE, the 'AA-' rating assigned to MAPFRE RE and the 'AA-' rating assigned to MAPFRE REINSURANCE CORPORATION, the US subsidiary of MAPFRE RE, all with a stable outlook. Furthermore, the agency assigned for the first time its 'AA' long-term issuer credit and financial strength ratings to MAPFRE EMPRESAS, with a stable outlook.

- AM Best affirmed the 'A+ (Superior)' rating assigned to MAPFRE MUTUALIDAD, with a positive outlook; the 'aa-' rating assigned to the bonds issued by CORPORACIÓN MAPFRE, with a stable outlook; the 'A+ (Superior)' rating assigned to MAPFRE ASISTENCIA, with a stable outlook; and the 'A+ (Superior)' financial strength rating assigned to MAPFRE RE, raising the debt rating of the latter to 'aa'. The outlook for both ratings is positive. MAPFRE REINSURANCE CORPORATION's 'A (Excellent)' rating was also affirmed. Also AM Best assigned for the first time its 'A (Excellent)' rating to MAPFRE EMPRESAS, with a stable outlook.





- Both Standard & Poor's and AM Best underscore MAPFRE's leading position and its excellent operating results. Moreover, Standard & Poor's highlights the quality of the management team as a key rating factor.

Madrid, 21 July 2005

Should you need further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail ndelolm@mapfre.com).



PRESS RELEASE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 30.06.2005

1. Consolidated Income Statement for MAPFRE MUTUALIDAD and its subsidiaries (IFRS)

ITEMS	€ million		% Variation
	2005	2004	05 / 04
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,170.2	3,736.9	11.6
Premiums earned, net of ceded and retroceded reinsurance	3,055.2	2,664.0	14.7
Net claims incurred and variation in other technical provisions	(2,159.9)	(1,839.1)	17.4
Net operating expenses	(625.6)	(514.8)	21.5
Other technical income and expenses	(29.0)	(43.5)	(33.3)
TECHNICAL RESULT	**240.7**	**266.6**	**(9.7)**
Net financial and other non-technical income	174.4	106.7	63.4
Result of the Non-life business	**415.1**	**373.3**	**11.2**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,224.2	1,232.1	(0.6)
Premiums earned, net of ceded and retroceded reinsurance	1,133.8	1,149.0	(1.3)
Net claims incurred and variation in other technical provisions	(1,465.4)	(1,317.9)	11.2
Net operating expenses	(95.3)	(105.9)	(10.0)
Other technical income and expenses	(6.0)	(4.0)	50.0
TECHNICAL RESULT	**(432.9)**	**(278.8)**	**55.3**
Net financial and other non-technical income	489.2	314.2	55.7
Unrealised gains and losses in unit-linked investments	12.0	7.7	55.8
Result of the Life business	**68.3**	**43.1**	**58.5**
OTHER BUSINESS ACTIVITIES			
Operating income	140.4	107.3	30.8
Operating expenses	(126.6)	(105.2)	20.3
Net financial and other income	13.6	12.2	11.5
Results from minority interests	3.8	3.1	22.6
Result of the Other Business Activities	**31.2**	**17.4**	**79.3**
Result before tax and minority interests	**514.6**	**433.8**	**18.6**
Taxes	(148.2)	(121.3)	22.2
Result after tax	**366.4**	**312.5**	**17.2**



PRESS RELEASE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 30.06.2005

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million		% Variation
	2005	2004	05 / 04
Subsidiaries of MAPFRE-CAJA MADRID HOLDING			
MAPFRE VIDA	87.9	68.6	28.1
MAPFRE SEGUROS GENERALES	66.6	56.7	17.5
MAPFRE EMPRESAS	65.0	53.5	21.5
MAPFRE CAJA SALUD	8.3	3.2	159.4
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	44.6	34.3	30.0
MAPFRE RE	58.7	43.4	35.3
MAPFRE ASISTENCIA	4.3	4.1	4.9
TOTAL SUBSIDIARIES	**335.4**	**263.8**	**27.1**
Consolidation adjustments and other items	(2.0)	(13.1)	-
Result before tax and minority interests	**333.4**	**250.7**	**27.1**
Taxes	(107.9)	(78.8)	36.9
Result after tax	**225.5**	**171.9**	**31.2**
Result attributable to minority interests	(76.5)	(64.1)	19.3
Result attributable to CORPORACIÓN MAPFRE	**149.0**	**107.8**	**38.2**



FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 30.06.2005

3. Comparison of key figures: IFRS vs. PGC/PCEA

COMPANIES	€ million	
	IFRS	PGC/PCEA
MAPFRE MUTUALIDAD AND ITS SUBSIDIARIES		
Total revenues	6,459.0	6,325.5
Premiums written	5,394.4	5,399.7
Result before tax	366.4	308.3
Third-party funds managed in Life ins. and savings prods.	19,076.7	17,018.0
CORPORACIÓN MAPFRE		
Total revenues	4,937.4	4,807.1
Premiums written	3,979.4	3,987.2
Result before tax	333.4	264.0
Result after tax and minority interests	149.0	118.5

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

- [ ] **Financial Institutions....... B**
- [ ] **Investment Companies....... C**
- [ ] **General....... G**
- [x] **Insurance Companies....... S**

Page 1	X
Page 2	X
Page 3	X
Page 4	X
Page 5	X
Page 6	X
Page 7 and 7 bis	X
Page 8	X
Page 9	X
Page 10	X
Supplementary information	X

DATE: 21st July 2005

HALF: 1st 2005

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
FIRST	2005

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Paid	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in company name

- MUSINI, S.A. DE SEGUROS Y REASEGUROS has changed its name to MAPFRE EMPRESAS, S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS.
- UNIDAD MÓVIL DE DIAGNÓSTICOS, S.A. C.V. has changed its name to MAPFRE UNIDAD DE SERVICIOS, S.A. C.V. (Mexico)
- ASSET DEFENSA LEGAL, S.A. C.V. has changed its name to MAPFRE DEFENSA LEGAL, S.A. C.V. (Mexico)

B) Changes in consolidation methods or procedures

1. The following companies, which in the preceding year did not form part of the consolidation perimeter, were fully consolidated:

   a) Due to acquisition in the year:
   - ENKEN SERVICIOS DE PREVENCIÓN, S.L.
   - ENKEN ASISTENCIA SANITARIA, S.L.

   b) Due to incorporation in the year:
   - MAPFRE DOMINICANA, S.A. (Dominican Republic)
   - MAPFRE DOMINICANA DE SEGUROS, S.A. (Dominican Republic)

2. In the first half of 2005, the following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

   a) Winding-up:
   - MAPFRE RE MANAGEMENT SERVICES U.K. COMPANY LIMITED (United Kingdom)

   b) Sale to third parties:
   - COMPAÑÍA CANARIA DE CEMENTERIOS, S.A.

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial information contained herein was prepared in accordance with International Financial Reporting Standards (IFRS) approved by the European Union. The same standards will be followed in the preparation of the consolidated annual accounts for fiscal year 2005.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	**0210**	6,658	8,298
II. Intangible Assets	**0220**	610	1,720
III. Deferred expenses	**0230**	823	882
B) INTANG. ASSETS, START-UP AND DEF. EXPENSES	**0240**	**8,091**	**10,900**
I. Tangible Investments	**0250**	0	0
II. Financial Investments	**0260**	57,762	95,764
III. Investments in Group Companies and Affiliates	**0270**	1,382,453	1,151,673
IV. Deposits established for accepted reinsurance	**0280**	0	0
C) INVESTMENTS	**0290**	**1,440,215**	**1,247,437**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	0310		
E) PARTICIPATION BY REINSURANCE IN TECH. RESERVES	**0320**	**0**	**0**
I. Receivables on direct insurance, reins. and coinsurance	**0330**	0	0
II. Tax, corporate and other credits	**0340**	35,850	44,823
III. Shareholders, called capital	**0350**	0	0
IV.Tangible Fixed Assets	**0355**	214	311
V. Cash and Banks	**0360**	48,230	141,620
VI. Treasury Stock in Special Status	**0365**	0	0
VII. Other Assets Net of Provisions	**0366**	0	1,604
VIII. Accruals	**0370**	17	456
F) RECEIVABLES, OTHER ASSETS AND ACCRUALS	**0380**	**84,311**	**188,814**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,532,618**	**1,447,151**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	**0500**	119,450	119,450
II. Reserves	**0510**	898,323	898,322
III. Treasury stock for capital decrease	**0515**	0	0
IV. Results from previous years	**0520**	116,546	88,193
V. Result for the year	**0530**	90,469	33,663
VI. Interim dividend paid during the year	**0540**	0	0
A) CAPITAL AND RESERVES	**0550**	**1,224,789**	**1,139,628**
B) DEFERRED INCOME	**0590**	**116**	**118**
C) SUBORDINATED LIABILITIES	**0595**		
D) TECHNICAL RESERVES	**0600**		
E) TECH. RES. (LIFE) WHEN RISK ASSUMED BY POLICYH.	**0605**		
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**6,621**	**10,189**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**		
I. Bond and other stock issues	**0630**	275,000	275,000
II. Due to credit institutions	**0635**		
III. Debts on direct insurance, reins. and coinsurance	**0640**		
IV. Debts on trans. in preparation of insurance contracts	**0645**		
V. Debts on asset repurchase agreements	**0646**		
VI. Other liabilities	**0650**	26,092	6,160
VII. Accruals	**0670**		16,056
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**301,092**	**297,216**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,532,618**	**1,447,151**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
I. Earned premiums, net of reinsurance (Non-Life)	0800	0	0
II. Earned premiums, net of reinsurance (Life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (Non-Life)	0830	0	0
IV. Claims incurred, net of reinsurance (Life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (Non-Life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (Life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (Non-Life)	0860	0	0
VIII. Profit sharing and returns (Life)	0865	0	0
IX. Net operating expenses (Non-Life)	0870	0	0
X. Net operating expenses (Life)	0875	0	0
XI. Variation in the equalisation reserve (Non-Life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (Non-Life)	0900	0	0
XIII. Other technical results (Life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (Non-life)	0930	0	0
XV. Income from operating investments (Life)	0935	0	0
XVI. Expenses from operating investments (Non-Life)	0940	0	0
XVII. Expenses from operating investments (Life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (Life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	121,192	46,484
XX. Expenses from investments	0980	-8,221	-9,314
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**112,971**	**37,170**
XXI. Other income	1025	485	518
XXII. Other expenses	1026	-4,682	-5,168
XXIII. Extraordinary Results	1030	1,590	36
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**110,364**	**32,556**
XXIV. Corporate tax and others	1042	-19,895	1,107
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**90,469**	**33,663**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Consolidated goodwill	4000	519,060	488,336
II.	Other intangible assets	4010	53,549	92,930
A) INTANGIBLES ASSETS		**4020**	**572,609**	**581,266**
I.	Tangible investments	4030	327,802	256,511
II.	Real estate investments	4040	388,670	392,917
III.	Financial investments	4050	19,603,884	16,590,832
IV.	Equity-accounted investments	4060	104,898	94,212
V.	Deposits established for accepted reinsurance	4070	94,037	100,858
VI.	Other investments	4080	94,424	120,118
B) INVESTMENTS		**4090**	**20,613,715**	**17,555,448**
C) UNIT-LINKED INVESTMENTS		**4100**	**314,626**	**394,196**
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**4110**	**1,329,645**	**1,110,480**
E) CREDITS ON DEFERRED TAXES		**4120**	**800,960**	**370,638**
I.	Credits on direct insurance, reinsurance and coinsurance	4130	1,520,372	1,464,793
II.	Corporate and other credits	4140	158,704	144,346
III.	Tax credits on current gains	4150	94,891	36,200
IV.	Shareholders, called capital	4160	0	0
V.	Fixed assets	4170	133,568	80,171
VI.	Cash and equivalents	4180	635,739	702,405
VII.	Accruals	4190	609,584	409,017
VIII.	Other assets	4200	98,909	52,030
IX.	Non-operating assets available for sale and assets pertaining to discontinued activities	4205	1,068	0
F) CREDITS, OTHER ASSETS AND ACCRUALS		**4210**	**3,252,835**	**2,888,962**
TOTAL ASSETS (A+B+C+D+E+F)		**4230**	**26,884,390**	**22,900,990**

LIABILITIES

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4240	113,805	113,870
II.	Other reserves	4250	1,774,022	1,685,961
III.	Retained earnings	4260	265,539	196,042
IV.	Other equity instruments	4265	0	0
V.	*Less: own securities*	4270	0	0
VI.	Translation differences	4280	-282,967	-323,227
VII	Other valuation adjustments	4290	216,066	129,835
VIII.	Reserves for revaluation of non-operating assets available for sale and assets pertaining to discontinued activities	4295	0	0
IX.	*Less: interim dividend*	4300	0	0
NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**4310**	**2,086,465**	**1,802,481**
X. Minority interests		**4320**	**926,085**	**790,077**
A) EQUITY		**4330**	**3,012,550**	**2,592,558**
B) SUBORDINATED LIABILITIES		**4340**	**0**	**0**
C) TECHNICAL RESERVES		**4350**	**19,560,371**	**16,597,309**
D) UNIT-LINKED RESERVES		**4360**	**314,626**	**394,196**
E) OTHER RESERVES		**4370**	**175,178**	**154,739**
F) DEPOSITS RECEIVED ON CEDED INSURANCE		**4380**	**133,756**	**128,931**
G) DEBTS ON DEFERRED TAXES		**4390**	**894,799**	**366,844**
I.	Bonds and other tradeable securities	4400	290,232	290,174
II.	Due to credit institutions	4410	87,592	9,428
III.	Debts on direct insurance, reinsurance and coinsurance	4420	666,526	597,166
IV.	Other financial liabilities	4430	977,489	1,187,252
V.	Tax debts on current gains	4440	308,772	272,231
VI.	Accruals	4450	200,856	137,385
VII.	Other liabilities	4460	261,643	172,777
VIII.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	4465	0	0
H) DEBTS AND ACCRUED LIABILITIES		**4470**	**2,793,110**	**2,666,413**
TOTAL LIABILITIES AND NET WORTH (A+B+C+D+E+F+G+H+I+J)		**4490**	**26,884,390**	**22,900,990**

V. CONSOLIDATED RESULTS

Unit: thousand euros

	Code	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
I. Earned premiums, net of reinsurance (Non-Life)	4500	1,901,012	65%	1,592,097	60%
II. Earned premiums, net of reinsurance (Life)	4510	1,032,465	35%	1,054,489	40%
A) NET EARNED PREMIUMS (I+II)	**4520**	**2,933,477**	**100%**	**2,646,586**	**100%**
III. Claims incurred, net of reinsurance (Non-Life)	4530	-1,260,336	-43%	-1,046,912	-40%
IV. Claims incurred, net of reinsurance (Life)	4540	-832,680	-28%	-994,595	-38%
B) NET CLAIMS INCURRED (III+IV)	**4550**	**-2,093,016**	**-71%**	**-2,041,507**	**-77%**
V. Variation in other technical reserves, net of reins. (Non-Life)	4560	-15,767	-1%	-17,774	-1%
VI. Variation in other technical reserves, net of reins. (Life)	4570	-542,964	-19%	-256,726	-10%
C) VARIATION IN OTHER NET TECH. RESERVES (+/-V+/-VI)	**4580**	**-558,731**	**-19%**	**-274,500**	**-10%**
VII. Profit sharing and returns (Non-Life)	4590	-1,283	0%	-946	0%
VIII. Profit sharing and returns (Life)	4600	-11,403	0%	-12,224	0%
IX. Net operating expenses (Non-Life)	4610	-478,532	-16%	-390,734	-15%
X. Net operating expenses (Life)	4620	-62,051	-2%	-54,247	-2%
XI. Variation in other technical reserves (Non-Life)	4630	0	0%	0	0%
D) PROFIT SHARING & OPER. EXPENSES (VII+VIII+IX+X+/-XI)	**4640**	**-553,269**	**-19%**	**-458,151**	**-17%**
XII. Other technical results (Non-Life)	4650	-27,429	-1%	-23,517	-1%
XIII. Other technical results (Life)	4660	-5,936	0%	-3,931	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**4670**	**-304,904**	**-10%**	**-155,020**	**-6%**
XIV. Income from operating investments (Non-Life)	4680	111,033	4%	105,184	4%
XV. Income from operating investments (Life)	4690	551,339	19%	383,896	15%
XVI. Expenses from operating investments (Non-Life)	4700	-21,018	-1%	-17,744	-1%
XVII. Expenses from operating investments (Life)	4710	-74,965	-3%	-81,985	-3%
XVIII. Unrealised capital gains and losses on investments (Life)	4720	12,001	0%	7,719	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+XVIII)	**4730**	**273,486**	**9%**	**242,050**	**9%**
G) TECHNICAL RESULT (Non-Life)	**4740**	207,680	7%	199,654	8%
H) TECHNICAL RESULT (Life)	**4750**	65,806	2%	42,396	2%
XIX. Results from net assets investments	4760	18,935	1%	822	0%
XX. Translation results	4770	1,811	0%	-1,621	0%
XXI. Results from subsidiaries and joint-ventures accounted for by the equity method	4780	1,136	0%	2,620	0%
XXII. Results from disposal or revaluation of non-operating assets available for sale and excluded from discontinued activities (net)	4790	0	0%	0	0%
XXIII. Other income	4800	46,218	2%	30,636	1%
XXIV. Other expenses	4810	-35,611	-1%	-39,408	-1%
XXV. Income from activities other than insurance	4820	158,728	5%	118,562	4%
XXVI. Expenses from activities other than insurance	4830	-131,309	-4%	-102,932	-4%
I) PROFIT/(LOSS) BEFORE TAXES FROM CONTINUED ACTIVITIES (F+/-XIX:XXVI)	**4840**	**333,394**	**11%**	**250,729**	**9%**
XXVII Corporate tax	4850	-107,864	-4%	-78,758	-3%
J) PROFIT/(LOSS) FROM CONTINUED ACTIVITIES (I+/-XXVII)	**4860**	**225,530**	8%	**171,971**	**6%**
XXVIII Result after taxes from discontinued activities	4870	0	---	0	---
K) PROFIT/(LOSS) FOR THE YEAR (J+/-XXVIII)	**4880**	**225,530**	8%	**171,971**	**6%**
XXIX. Minority interests	4890	-76,538	-3%	-64,122	-2%
= PROFIT/(LOSS) ATTRIBUTABLE TO HOLDERS OF EQUITY ISSUED BY THE CONTROLLING COMPANY	**4900**	**148,992**	**5%**	**107,849**	**4%**

VI. COMPARISON OF CONSOLIDATED BALANCE SHEET PREPARED UNDER IFRS AND SPANISH GAAP

Unit: thousand euros

	ASSETS		OPENING OF FISCAL YEAR 2005 (IFRS)	CLOSE OF FISCAL YEAR 2004 (SPANISH GAAP)
I.	Start-up expenses	5000		17,869
II.	Goodwill	5010	494,680	343,791
III.	Other intangible assets	5020	97,282	168,498
IV.	Deferred expenses	5030		9,530
A) INTANGIBLE ASSETS, START-UP AND DEFERRED EXPENSES		**5040**	**591,962**	**539,688**
I.	Tangible investments	5050	259,841	638,761
II.	Real estate investments	5060	386,966	
III.	Financial investments	5070	17,672,172	15,048,910
IV.	Equity-accounted investments	5080	64,008	261,816
V.	Own shares	5090		---
VI.	Deposits established for accepted reinsurance	5100	119,059	116,471
VII.	Other investments	5110	85,094	---
B) INVESTMENTS		**5120**	**18,587,140**	**16,065,958**
C) UNIT-LINKED INVESTMENTS		**5130**	**361,141**	**361,141**
D) REINSURERS' SHARE IN TECHNICAL RESERVES		**5140**	**1,166,391**	**1,166,438**
I.	Credits on direct insurance, reinsurance and coinsurance	5150	1,126,511	1,134,202
II.	Tax, corporate and other credits	5160	747,019	193,972
III.	Fixed assets	5170	87,790	81,357
IV.	Cash and equivalents	5180	920,822	856,370
V.	Other assets	5190	386,178	607,302
VI.	Non-operating assets available for sale and assets pertaining to discontinued activities	5195	777	---
F) CREDITS, OTHER ASSETS AND ACCRUALS		**5200**	**3,269,097**	**2,873,203**
TOTAL ASSETS (A+B+C+D+E+F)		**5220**	**23,975,731**	**21,006,428**

	LIABILITIES AND EQUITY			
I.	Capital	5230	113,805	119,450
II.	Reserves	5240	1,788,457	1,404,788
Of which: equity adjustments due to the transition to IFRS (*)		5250	164,800	
III.	Other equity instruments	5255	--	--
IV.	Less: own securities	5260	--	--
V.	Valuation adjustments	5270	--	
VI.	Result for the period	5280		182,942
VII.	Less: interim dividend	5290	-35,835	-35,835
A) NET ASSETS UNDER NATIONAL ACCOUNTING STANDARDS/ NET ASSETS ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		**5300**	**1,866,427**	**1,671,345**
B) MINORITY INTERESTS		**5310**	**844,705**	**731,408**
TOTAL EQUITY UNDER IFRS (A + B)		**5320**	**2,711,132**	
C) NEGATIVE CONSOLIDATION DIFFERENCES		**5330**		**3,055**
D) DEFERRED INCOME		**5340**	--	**13,394**
E) SUBORDINATED LIABILITIES		**5350**	--	--
F) TECHNICAL RESERVES		**5360**	**17,443,403**	**16,180,870**
G) UNIT-LINKED RESERVES		**5370**	**361,141**	**361,141**
H) OTHER RESERVES		**5380**	**161,288**	**111,510**
I) DEPOSITS RECEIVED ON CEDED INSURANCE		**5390**	**147,725**	**147,724**
I.	Issuance of debt and other tradeable securities	5400	282,015	275,000
II.	Due to credit institutions	5410	78,184	78,049
III.	Due on direct insurance, reins. and coins. (brokers, policyholders)	5420	654,244	590,586
IV.	Other liabilities	5430	2,136,599	842,346
V.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	5435	--	--
J) DEBTS AND ACCRUALS		**5440**	**3,151,042**	**1,785,981**
TOTAL LIABILITIES AND EQUITY (A+B+C+D+E+F+H+I+J)		**5460**	**23,975,731**	**21,006,428**

(*) Line shown only for information purposes only. The amounts indicated must not be added in order to arrive at the "TOTAL NET ASSETS UNDER IFRS".

VII. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			1,159,167	1,019,387
Credit and Guarantee – Direct Insurance Spain	2115			59,830	56,896
Direct Insurance abroad	2120			700,011	617,932
Reinsurance	2125			354,705	220,263
Assistance	2130			98,385	73,969
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			2,372,098	1,988,447
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-471,086	-396,350
TOTAL NET EARNED PREMIUMS Non-Life	2150			**1,901,012**	**1,592,097**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			1,075,715	1,085,695
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-43,250	-31,206
TOTAL NET EARNED PREMIUMS Life	2195			**1,032,465**	**1,054,489**
TOTAL NET EARNED PREMIUMS	2200			**2,933,477**	**2,646,586**
Spain	2205			2,057,250	1,936,928
Foreign Subsidiaries: EU.	2210			152,884	108,440
O.E.C.D.	2215			202,297	201,476
Other Countries	2220			521,046	399,742

Thousand euros

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	34	39	14,092	14,666

IX) BUSINESS DEVELOPMENT

IX.1.) EXECUTIVE SUMMARY

During the first half of 2005, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed very favourably, confirming the trend observed in the first quarter of the year:

- net profit grew 38.2% with respect to the same period of the previous year. Under the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), which have been applied until 2004 to prepare the information released to the market, the consolidated net result of CORPORACIÓN MAPFRE would have grown by 28.4%;
- consolidated revenues increased by 13.4%.

The development of the key figures of CORPORACIÓN MAPFRE and its main operating Units is shown in the following table:

	Total Revenues	% Var.	**Net profit**	% Var.	**Combined ratio [1]**	
					1H 05	1H 04
CORPORACIÓN MAPFRE	**4,937.4**	13.4%	**149.0**	38.2%	**93.8%**	93.0%
LIFE AND SAVINGS	**1,640.9**	9.4%	**57.9**	26.4%	**0.9%**	1.0%
GENERAL INSURANCE	**761.2**	17.0%	**42.7**	12.1%	**92.0%**	91.0%
COMMERCIAL INSUR.	**703.5**	8.2%	**42.6**	6.2%	**83.9%**	81.9%
HEALTH	**361.5**	9.9%	**5.1**	142.9%	**96.9%**	97.8%
AMERICA	**801.3**	11.2%	**33.0**	26.4%	**101.4%**	99.4%
RE	**738.9**	22.7%	**34.0**	25.5%	**90.3%**	90.0%
ASISTENCIA[1]	**165.1**	37.1%	**3.6**	24.1%	**93.2%**	91.7%

[1] The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio.

The financial statements contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the first half of the previous fiscal year have likewise been restated under IFRS to facilitate the comparison.

IX.2.) CONSOLIDATED GROUP FIGURES

- **REVENUES**

In the first half of 2005, the total revenues of CORPORACION MAPFRE and its subsidiaries reached €4,937.4 million, a 13.4% increase over the same period of the previous year.

Written and accepted premiums reached a consolidated volume of €3,979.4 million, an 8.6% increase over the first half of the previous year. Net premiums earned were €2,933.5 million, a 10.8% increase.

The breakdown of revenues by business line and type is shown in the following table:

	Premiums		Income from investments		Other income		Total Revenues	
	1H 05	% Var.	1H 05	% Var.	1H 05	% Var.	1H 05	% Var.
LIFE	**1,037.8**	-2.9%	**557.6**	43.9%	**45.5**	5.3%	**1,640.9**	9.4%
GENERAL INSURANCE	**670.4**	9.5%	**63.3**	189.0%	**27.5**	66.7%	**761.2**	17.0%
COMMERCIAL INSURANCE	**647.8**	7.6%	**35.5**	-11.9%	**20.3**	163.6%	**703.5**	8.2%
HEALTH	**356.2**	10.7%	**4.6**	15.0%	**0.7**	-77.4%	**361.5**	9.9%
MCMH (non-consolidated)	---	---	**162.7**	186.9%	**0.3**	---	**163.0**	187.5%
Adjustments	**-12.3**	---	**-159.9**	---	**-41.7**	---	**-213.8**	---
MAPFRE-CAJA MADRID	**2,699.9**	3.7%	**663.8**	49.6%	**52.6**	-28.2%	**3,416.3**	9.5%
AMÉRICA	**732.4**	11.2%	**55.6**	-3.1%	**13.3**	183.0%	**801.3**	11.2%
RE	**666.8**	18.7%	**71.0**	77.1%	**1.1**	---	**738.9**	22.7%
ASISTENCIA	**123.5**	46.8%	**4.0**	150.0%	**37.7**	8.6%	**165.1**	37.1%
INMUEBLES	---	---	**0.3**	-25.0%	**17.6**	-32.8%	**18.0**	-32.3%
QUAVITAE	---	---	---	---	**37.4**	---	**37.4**	---
OTHER	**6.1**	19.6%	**0.8**	100.0%	---	---	**6.9**	25.5%
Result (non-consolidated)	---	---	**141.3**	---	**2.1**	---	**143.3**	---
Adjustments	**-249.3**	-0.3%	**-162.8**	---	**22.3**	---	**-389.8**	37.7%
CORPORACIÓN MAPFRE	**3,979.4**	8.6%	**773.9**	41.1%	**184.1**	27.2%	**4,937.4**	13.4%

- **RESULTS**

The consolidated income statement is shown in the following table:

	1H 05	1H 04	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,873.1	2,530.9	13.5%
Premiums earned, net of ceded and retroceded reinsurance	1,901.0	1,592.1	19.4%
Net claims incurred and variation in other technical provisions	-1,276.1	-1,064.7	19.9%
Operating expenses, net of reinsurance	-479.8	-391.7	22.5%
Other technical income and expenses	-27.4	-23.5	16.6%
TECHNICAL RESULT	117.7	112.2	4.9%
Net financial income	105.6	80.2	31.7%
Other non-technical income and expenses	16.3	-0.5	---
Result of the Non-life business	**239.6**	**191.9**	**24.9%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,106.3	1,131.7	-2.2%
Premiums earned, net of ceded and retroceded reinsurance	1,032.5	1,054.5	-2.1%
Net claims incurred and variation in other technical provisions	-1,375.6	-1,251.3	9.9%
Operating expenses, net of reinsurance	-73.5	-66.5	10.5%
Other technical income and expenses	-5.9	-3.9	51.3%
TECHNICAL RESULT	-422.6	-267.2	58.2%
Net financial income	481.5	308.3	56.2%
Unrealised gains and losses in unit-linked investments	12.0	7.7	55.8%
Other non-technical income and expenses	-4.6	-5.6	-17.9%
Result of the Life business	**66.4**	**43.2**	**53.7%**
OTHER BUSINESS ACTIVITIES			
Operating income	119.5	97.5	22.6%
Operating expenses	-109.4	-79.5	37.6%
Net financial income	13.1	-5.5	---
Results from minority shareholdings	3.8	3.1	22.6%
Other net income	0.4	0.0	---
Result of the Other Business Activities	**27.4**	**15.6**	**75.6%**
Result before tax and minority shareholders	**333.4**	**250.7**	**33.0%**
Taxes	-107.9	-78.8	36.9%
Result after tax	**225.5**	**171.9**	**31.2%**
Result attributable to minority shareholders	-76.5	-64.1	19.3%
Result after tax and minority shareholders	**149.0**	**107.8**	**38.2%**
Non-life loss ratio [1]	67.1%	66.9%	
Non-life expense ratio [1]	26.7%	26.1%	
Non-life combined ratio [1]	93.8%	93.0%	
Life expense ratio [2]	1.1%	1.2%	

[1] Ratios calculated over net premiums earned.

[2] (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

The breakdown of the net consolidated profit by business area is shown in the following table:

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	57.9	-28.4		29.5
GENERAL INSURANCE	42.7	-24.5	7.2	25.4
COMMERCIAL INSURANCE	42.6	-16.2	-9.6	16.8
HEALTH	5.1	-2.5		2.6
Consolidation adjustments				-1.8
MAPFRE-CAJA MADRID HOLDING				72.5
AMÉRICA	33.0	-4.2		28.8
RE	34.0	-5.2	8.6	37.4
ASISTENCIA	3.6			3.6
INMUEBLES	0.9			0.9
QUAVITAE	-0.9	0.5		-0.4
Other companies	4.5			4.5
Consolidation adjustments				1.7
CORPORACIÓN MAPFRE				**149.0**

A reconciliation of the main differences between the consolidated profit as of 30 June 2005 calculated according to PGC/PCEA and the same profit calculated under IFRS is provided in the following table:

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/06/05 under PGC/PCEA	**264.0**	**-82.5**	**-63.0**	**118.5**
Reversal of goodwill amortisation	15.8	-0.5	-6.4	8.9
Reversal of the appropriation to the equalisation reserve	27.8	-9.7	-4.9	13.2
Differences in the valuation of technical reserves	-144.8	50.6	46.2	-48.0
Differences in the valuation of investments	151.4	-52.7	-48.1	50.5
Derivatives (fair value, hedges)	6.4	-2.3	0.0	4.2
Amortisation of start-up expenses	2.8	-0.9	-0.4	1.5
Deferred taxes (timing diffs. and differences > 10 yrs.)		-1.1	0.5	-0.5
Deferred income	1.4	-0.5	-0.5	0.4
Other items	8.6	-8.4	0.0	0.3
Result at 30/06/05 under IFRS	**333.4**	**-107.9**	**-76.5**	**149.0**

- **BALANCE SHEET AND EQUITY**

The consolidated balance sheet is shown below:

	1H 05	1H 04	% Var.
ASSETS			
Goodwill	519.1	488.3	6.3%
Fixed assets	461.4	336.7	37.0%
Investments	20,518.4	17,622.4	16.4%
Participation by reinsurance in technical reserves	1,329.6	1,110.5	19.7%
Other assets	4,055.9	3,343.1	21.3%
TOTAL ASSETS	**26,884.4**	**22,901.0**	**17.4%**
LIABILITIES			
Shareholders' Equity	2,086.5	1,802.5	15.8%
Minority interests	926.1	790.1	17.2%
Debt	377.8	299.6	26.1%
Technical reserves	19,875.0	16,991.5	17.0%
- Life insurance reserves	14,311.3	12,221.4	17.1%
- Other reserves	5,563.7	4,770.1	16.6%
Reserves for risks and expenses	175.2	154.7	13.3%
Other liabilities	3,443.8	2,862.6	20.3%
TOTAL LIABILITIES	**26,884.4**	**22,901.0**	**17.4%**

The following changes in equity were recorded in the second quarter of the year:

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 31/03/05	**113.8**	**1,903.0**	**201.4**	**-352.3**	**67.2**	**889.1**	**2,822.3**
Additions and deductions accounted for directly in equity[1]			14.7	69.3			84.0
Quarterly result					81.8	37.4	119.2
Other positive/negative items		-12.4				-0.4	-12.8
Balance as at 30/06/05	**113.8**	**1,890.6**	**216.1**	**-283.0**	**149.0**	**926.1**	**3,012.6**

(1) Includes, net of tax, the results from: revaluation of tangible and intangible assets; changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.

IX.3.) SUBSIDIARIES' PREMIUMS AND RESULTS

Companies operating in Spain

The premiums of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. reached €2,699.9 million, a 3.7% increase, and its net profit grew 25.5% to €142.2 million.

The breakdown of the premiums written and accepted by the main operating units through the agents channel and the Caja Madrid bank channel is shown in the following table:

	1H 05	1H 04	**% Var.**
AGENTS CHANNEL	**2,147.8**	**2,022.9**	**6.2%**
LIFE	563.6	554.1	1.7%
GENERAL INSURANCE	617.0	571.9	7.9%
COMMERCIAL INSURANCE	629.8	590.1	6.7%
HEALTH	337.4	306.8	10.0%
CAJA MADRID BANK CHANNEL	**564.4**	**581.9**	**-3.0%**
LIFE	474.2	514.7	-7.9%
GENERAL INSURANCE	53.4	40.2	32.8%
COMMERCIAL INSURANCE	18.0	12.0	50.0%
HEALTH	18.8	15.0	25.3%
Consolidation adjustments	-12.3	-1.9	---
TOTAL PREMIUMS SPAIN	**2,699.9**	**2,602.9**	**3.7%**

LIFE, SAVINGS AND INVESTMENTS OPERATING UNIT

The following table shows the breakdown by type of product and by distribution channel of the premiums written and accepted by MAPFRE VIDA and MUSINI VIDA:

	1H 05	1H 04	% 05/04
Regular Premiums	**218.5**	206.8	5.7%
- Agents channel	**194.8**	195.0	-0.1%
- Bank channel	**23.7**	11.8	100.8%
Single Premiums	**551.3**	644.2	-14.4%
- Agents channel	**178.5**	207.1	-13.8%
- Bank channel	**359.3**	431.6	-16.8%
- MUSINI VIDA	**13.5**	5.5	145.5%
Life premiums - Savings	**769.8**	851.0	-9.5%
Externalisation	**148.6**	113.6	30.8%
- Agents channel	**59.0**	45.1	30.8%
- Bank channel	**42.8**	32.7	30.9%
- MUSINI VIDA	**46.8**	35.8	30.7%
Sub-total	**918.4**	964.6	-4.8%
Life Premiums - Risk	**119.4**	104.2	14.6%
- Agents channel	**65.9**	62.9	4.8%
- Bank channel	**48.4**	38.6	25.4%
- MUSINI VIDA	**5.1**	2.7	88.9%
TOTAL PREMIUMS	**1,037.8**	1,068.8	-2.9%
- Agents channel	498.2	510.1	-2.3%
- Bank channel	474.2	514.7	-7.9%
- MUSINI VIDA	65.4	44.0	48.6%

Figures in million euros

Premiums growth rate improved with respect to the first quarter of the year, thanks to:

- the winning of a comparatively larger volume of retail savings in single premium products, particularly in the agents channel;
- sustained growth in Life – Risk products;
- a new group savings transaction of €148.6 million with SEPI.

Nonetheless, Life – Savings premiums decrease over the same period of the previous year, due to the significant volume of renewals recorded in the bank channel in the first quarter of the previous year, which were not repeated this year.

The following table shows a breakdown by type of product and by distribution channel of the funds managed by MAPFRE VIDA and its subsidiaries:

	1H 05	1H 04	% 05/04
Regular premiums insurance	**4,391.1**	3,760.8	16.8%
- Agents channel	**4,054.2**	3,469.5	16.9%
- Bank channel	**336.9**	291.3	15.7%
Single premiums insurance	**8,288.8**	6,965.0	19.0%
- Agents channel	**3,487.6**	2,917.7	19.5%
- Bank channel	**4,801.2**	4,047.3	18.6%
Life insurance - Risk	**138.5**	110.2	25.7%
- Agents channel	**33.1**	30.4	8.9%
- Bank channel	**105.4**	79.8	32.1%
MUSINI VIDA	**1,147.7**	1,164.0	-1.4%
Total mathematical reserves	**13,966.2**	12,000.0	16.4%
Other reserves	**228.8**	233.0	-1.8%
TECHNICAL RESERVES	**14,194.9**	12,233.0	16.0%
MUTUAL FUNDS	**2,956.8**	2,468.0	19.8%
PENSION FUNDS[1]	**1,091.5**	898.3	21.5%
- Individual system	**980.7**	810.4	21.0%
- Employers' system	**110.8**	87.9	26.1%
THIRD-PARTY FUNDS UNDER MANAGEMENT	**18,243.2**	15,599.3	16.9%
SHAREHOLDERS' EQUITY	**512.8**	464.7	10.4%
TOTAL FUNDS UNDER MANAGEMENT	**18,756.0**	16,064.0	16.8%
MUSINI S.A.:	**579.1**	592.4	-2.2%
- Technical reserves	**514.0**	488.1	5.3%
- Mutual funds	**0.0**	31.3	---
- Pension funds	**65.1**	73.0	-10.8%
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	**19,335.1**	16,656.4	16.1%

Figures in million euros

(1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to 704.3 million euros in 1H 2004

Funds under management have recorded a comparatively larger increase in the first half of the year against the same period of the previous year, primarily because of a smaller volume of maturities of single-premium products in the bank channel and of the new transaction with SEPI.

The following table shows a breakdown between cash contributions and the revaluation of assets of the increase in funds under management (excluding shareholders' equity) in the first half of both years:

	January - June	
	2005	2004
Life insurance technical reserves	**1,123.0**	352.9
- Changes in the balance	**454.9**	333.6
- IFRS adjustments	**668.1**	19.3
Mutual funds	**276.7**	125.5
- Net sales	**19.6**	24.3
- Change in the value of assets	**257.2**	101.2
Pension funds	**53.4**	43.9
- Net sales	**13.8**	31.3
- Change in the value of assets	**39.6**	12.6
Total variation in funds under management	**1,453.2**	522.3

MAPFRE VIDA and its subsidiaries made a gross consolidated profit of €87.9 million, a 28.1% increase. The net consolidated profit was €57.9 million, a 26.4% increase over the same period of the previous year (13.1% under PGC/PGEA).

GENERAL INSURANCE OPERATING UNIT

	1H 05	1H 04	%05/04
Premiums written and accepted	**670.4**	612.1	9.5%
- Burial	**199.2**	192.6	3.4%
- Other business lines	**471.2**	419.5	12.3%
Gross Result [1]	**66.6**	56.7	17.5%
Net result	**42.7**	38.1	12.1%
Equity	**290.6**	263.5	10.3%
Loss Ratio, Non-Life [2]	**64.7%**	64.8%	
Expense Ratio, Non-Life [2]	**27.3%**	26.2%	
Combined Ratio, Non-Life [2]	**92.0%**	91.0%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

Net profit growth reflects:

- larger business volumes;
- a slight increase in the expense ratio, due to lower commissions received from reinsurers as a consequence of the higher retention level;
- larger financial income;
- a larger tax rate because of a reduction in the amount of pre-paid taxes.

The low 3.4% increase in Burial insurance is due to the fact that in this line of business annual policies' cancellations concentrate in the first quarter of the year. On the other hand, the 32.8% increase in premiums written through CAJA MADRID must be noted, which was due in part to the successful launch of the "Hipoteca Protegida" (Protected Mortgage) product that covers for a period of five years the payment of a mortgage loan's installments should the borrower become unemployed or temporarily disabled.

COMMERCIAL INSURANCE OPERATING UNIT

	1H 05	1H 04 [1]	% 05/04
Premiums written and accepted	**647.8**	602.1	7.6%
Gross result [2]	**65.0**	59.5	9.2%
Net result	**42.6**	40.1	6.2%
Equity	**257.6**	209.1	23.2%
Loss Ratio, Non-Life [3]	**70.0%**	71.1%	
Expense Ratio, Non-Life [3] [4]	**13.9%**	10.8%	
Combined Ratio, Non-Life [3]	**83.9%**	81.9%	

(1) Figures for the first half of 2004 are shown on an aggregated basis to facilitate the comparison

(2) Before taxes and minority interest

(3) Ratios as a % of net premiums earned

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

Premiums growth relects the winning of new business, which helped counter the impact of tariff competition.

In the month of May, MUSINI was renamed as MAPFRE EMPRESAS. After its merger with MAPFRE INDUSTRIAL, expected before the close of 2005, MAPFRE EMPRESAS will be the only insurance company within SISTEMA MAPFRE in Spain specialised in covering industrial risks.

International rating agencies AM Best and Standard & Poor's assigned their 'A/Stable outlook' and 'AA/stable outlook' ratings, respectively, to MAPFRE EMPRESAS. These ratings are among the highest of any commercial insurance company in Europe and will undoubtedly contribute to the business growth of the COMMERCIAL INSURANCE UNIT, especially abroad.

Industrial Business [1]

	1H 05	1H 04[2]	% 05/04
Premiums written and accepted	**576.6**	533.8	8.0%
- of which Life	**34.8**	39.8	-12.6%
Gross result [3]	**59.8**	53.2	12.4%
Net result	**40.2**	36.0	11.7%
Equity	**240.1**	205.2	17.0%
Loss Ratio, Non-Life [4]	**68.8%**	69.9%	
Expense Ratio, Non-Life [4]	**16.7%**	13.4%	
Combined Ratio, Non-Life [4]	**85.5%**	83.3%	

(1) Includes MAPFRE EMPRESAS and MAPFRE INDUSTRIAL

(2) Figures for the first half of 2004 are shown on an aggregated basis to facilitate the comparison

(3) Before taxes and minority interest

(4) Ratios as a % of net premiums earned

In the first half of the year, premiums grew 10.9% in the SME business and 7.1% in the Large Risks business.

Although the large claims incurred in the first half of the year, among which the fire at the Windsor Building in Madrid stands out, have had a limited impact of the claims ratio because of the large share taken up by reinsurers, they have raised the expense ratio due to the adjustment in the cost of protections.

MAPFRE CAUCIÓN Y CRÉDITO

	1H 05	1H 04	% 05/04
Premiums written and accepted	**71.2**	68.3	4.2%
Gross result [1]	**7.4**	6.3	17.5%
Net result	**4.6**	4.1	12.2%
Equity	**31.8**	23.7	34.2%
Loss Ratio, Non-Life [2]	**85.4%**	84.4%	
Expense Ratio, Non-Life [2]	**-3.8%**	4.8%	
Net Other Income, Non-Life [3]	**-18.2%**	-22.4%	
Combined Ratio, Non-Life [2]	**63.4%**	66.8%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

(3) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the ratio of net income from other activities as a percentage of net premiums earned is added

MAPFRE CAUCIÓN Y CRÉDITO'S business volumes only grew 4.2%, due to strong competition in credit insurance. The variation in the expense ratio reflects larger commissions received from reinsurers.

MAPFRE CAJA SALUD

	1H 05	1H 04	% 05/04
Premiums written and accepted	**356.2**	321.8	10.7%
- Agents network[1]	**337.4**	306.8	10.0%
- Bank network	**18.8**	15.0	25.3%
Gross result [2]	**8.3**	3.2	159.4%
Net result	**5.1**	2.1	142.9%
Equity	**100.3**	93.3	7.5%
Loss Ratio, Non-Life [3]	**81.0%**	82.1%	
Expense Ratio, Non-Life [3]	**15.9%**	15.7%	
Combined Ratio, Non-Life [3]	**96.9%**	97.8%	

(1) Including brokers

(2) Before taxes and minority interest

(3) Ratios as a % of net premiums earned

The substantial increase in net profit is the result of:

- premium growth, which exceeded the level achieved by the market as a whole (+9.7%) and came primarily from retail customers and the Health Assistance business line;
- a lower claims ratio, as a consequence of the adoption of new risk selection tools and of the contention of medical expenses;
- larger financial income.

The net profit also includes the impact of early amortisations of goodwill of €3 million in the first half of 2004 and of €0.5 million in the first half of 2005. Excluding these amounts, the net profit would have grown 9.8%.

In the first half, a new medical centre was opened in Palma de Mallorca.

Companies operating abroad

MAPFRE AMÉRICA

	1H 05	1H 04	% 05/04
Premiums written and accepted	**732.4**	658.6	11.2%
Gross result [1]	**44.6**	34.3	30.0%
Net result	**33.0**	26.1	26.4%
Equity	**704.4**	535.9	31.4%
Loss Ratio, Non-Life [2]	**68.8%**	67.2%	
Expense Ratio, Non-Life [2]	**32.6%**	32.2%	
Combined Ratio, Non-Life [2]	**101.4%**	99.4%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

The result of MAPFRE AMÉRICA reflects the following factors:

- sustained premiums growth, which was particularly strong in Argentina, Brazil and Venezuela;
- a higher loss ratio, due to decreasing rates in some countries;
- the expansion of the distribution network, which caused only a slight increase in the expense ratio;
- larger financial income, primarily due to rising interest rates in the region.

The following table provides a comparison between the growth rates of premiums and results, in euros and in local currency:

	PREMIUMS				RESULTS [1]			
COMPANY	**1H 05**	1H 04	% 05/04	Local Currency % 05/04	**1H 05**	1H 04	% 05/04	Local Currency % 05/04
PUERTO RICO	**118.5**	108.0	9.7%	8.7%	**13.7**	11.0	24.5%	39.1%
VENEZUELA	**121.3**	97.6	24.3%	42.0%	**12.6**	13.0	-3.1%	10.4%
MEXICO	**118.1**	139.5	-15.3%	-13.5%	**11.6**	4.7	146.8%	150.4%
BRAZIL	**167.5**	129.2	29.6%	14.9%	**5.6**	3.8	47.4%	33.0%
ARGENTINA	**89.9**	76.6	17.4%	22.7%	**3.6**	3.4	5.9%	10.3%
CHILE	**52.1**	51.5	1.2%	-3.6%	**1.3**	2.0	-35.0%	-37.4%
EL SALVADOR	**15.0**	14.9	0.7%	5.0%	**1.3**	1.0	30.0%	27.2%
COLOMBIA	**27.0**	21.3	26.8%	15.2%	**1.1**	1.2	-8.3%	-21.0%
PARAGUAY	**4.0**	3.8	5.3%	15.9%	**0.1**	0.2	-50.0%	-27.9%
PERU	**14.7**	11.8	24.6%	22.4%	**-0.2**	0.3	---	---
URUGUAY	**4.5**	4.4	2.3%	-2.0%	**-0.3**	0.0	---	---

[1] Profit before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests under PGC/PGEA standards

Significant increases were recorded in the profits of the following subsidiaries:

- MAPFRE TEPEYAC (Mexico), due to the improvement in its technical result, which is related in part with the cancellation of Motor insurance contracts in 2004, and to larger financial income;
- MAPFRE VERA CRUZ (Brazil), thanks to sustained growth across most business lines, due primarily to the expansion of the distribution network, and to the decrease of the loss ratio in the Motor business, which was helped by the introduction of a new tariff that is segmented by area and type of vehicle

In the first six months of the year, 183 new offices have been opened, 45 of which are direct.

MAPFRE RE

	1H 05	1H 04	% 05/04
Premiums written and accepted	**666.8**	561.9	18.7%
- of which Life	**52.4**	35.9	46.0%
Gross result [1]	**58.7**	43.4	35.3%
Net result	**34.0**	27.1	25.5%
Equity	**652.1**	537.9	21.2%
Loss Ratio, Non-Life [2]	**59.3%**	58.5%	
Expense Ratio, Non-Life [2]	**31.0%**	31.5%	
Combined Ratio, Non-Life [2]	**90.3%**	90.0%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

Result growth reflects:

- the winning of new business from ceding companies outside SISTEMA MAPFRE;
- a stable combined ratio, in spite of a slight increase in the loss ratio caused by the large claims incurred in the first half of the year;
- larger financial income.

The tax rate has gone up due to the transfer of subsidiary MAPLUX to MAPFRE SEGUROS GENERALES.

The amount of the claims caused by hurricane “Dennis”, which hit the southern coast of the United States after the close of the first half, is expected to range between €4 and 8 million. These claims should be viewed as normal in relation to current business volumes, therefore MAPFRE RE and its North American subsidiary MAPFRE REINSURANCE CORP. maintain their profit estimates for the year.

MAPFRE ASISTENCIA

	1H 05	1H 04	% 05/04
Total Income	**165.1**	120.4	37.1%
- Premiums written and accepted	**123.5**	84.1	46.8%
- Other income	**41.6**	36.3	14.6%
Gross result [1]	**4.3**	4.1	4.9%
Net result	**3.6**	2.9	24.1%
Equity	**82.7**	65.4	26.5%
Loss Ratio, Non-Life [2]	**73.9%**	73.7%	
Expense Ratio, Non-Life [2]	**19.3%**	18.0%	
Combined Ratio, Non-Life [2]	**93.2%**	91.7%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

The increase in net profit reflects:

- premiums growth, particularly in the Pecuniary Losses business line (€38.6 million against €11.4 million in the same period of the previous year). It is also worth noting the growth of the Assistance business in North America and of travel insurance in Spain, Africa and the Middle East;
- the increase in the expense ratio, which is due to: the growth of the Pecuniary Losses business line, which is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels; and by the expansion of the distribution network and of the services related with the new business lines in Europe;
- a decrease in the tax rate, due to the use of tax credits and to comparatively faster profit growth in subsidiaries with lower tax rates.

In May, the new www.viajesmapfre.com portal was launched, which allows to buy in real time holiday packages, hotels, plane tickets and car rentals, among others. The Corporate Travel and Conference, Conventions and Incentives (CC&I) business lines will be added in the near future. On-line services are backed by a highly qualified and specialised after-sale call centre.

IX.4.) MANAGEMENT RATIOS

In accordance with internationally accepted practices, the soundness of the Non-Life technical result is measured through the combined ratio, reflecting total claims and expenses as a percentage of net premiums earned. The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 93.8% in the first half of 2005, against 93.0% in the same period of the previous fiscal year. It is worth noting the evolution of the expense ratio as a percentage of funds under management in Life insurance.

The evolution of the main management ratios of the insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table:

	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**1H 05**	**1H 04**	**1H 05**	**1H 04**	**1H 05**	**1H 04**
GENERAL INSURANCE OP. UNIT	**27.3%**	26.2%	**64.7%**	64.8%	**92.0%**	91.0%
MAP. EMPRESAS + MAP. INDUSTRIAL	**16.7%**	13.4%	**68.8%**	69.9%	**85.5%**	83.3%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**-22.0%**	-17.6%	**85.4%**	84.4%	**63.4%**	66.8%
MAPFRE CAJA SALUD	**15.9%**	15.7%	**81.0%**	82.1%	**96.9%**	97.8%
MAPFRE-CAJA MADRID HOLDING	**21.7%**	20.7%	**68.9%**	69.3%	**90.6%**	90.0%
MAPFRE RE	**31.0%**	31.5%	**59.3%**	58.5%	**90.3%**	90.0%
MAPFRE ASISTENCIA	**19.3%**	18.0%	**73.9%**	73.7%	**93.2%**	91.7%
MAPFRE AMERICA	**32.6%**	32.2%	**68.8%**	67.2%	**101.4%**	99.4%
CORPORACION MAPFRE (Consolidated)	**26.7%**	26.1%	**67.1%**	66.9%	**93.8%**	93.0%
MAPFRE VIDA[5]	**0.9%**	1.0%				

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures corresponding to the Non-Life technical account

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures corresponding to the Non-Life technical account

(3) Combined ratio = Expense ratio + Loss ratio. Figures corresponding to the Non-Life Technical account

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary

(5) (Acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratio

IX.5.) SHAREHOLDERS' EQUITY

Net consolidated equity reached €3,012.6 million, against €2,592.6 million at the end of the first half of 2004. The year-on-year variation in equity reflects the positive contribution from the results earned by the Units, the increase in the value of investments and hedging derivatives and the appreciation of the US dollar against the euro. Of the amount mentioned above, €926.1 million corresponded to the holdings of minority shareholders in subsidiaries, and €2,086.5 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share was €8.7 as of June 2005 (€7.8 at the close of 2004).

In the first half of 2005, the consolidated shareholders' equity of MAPFRE AMÉRICA increased by €168.5 million, as a result of: the €75 million capital increase carried out in June 2005; the profits earned by its subsidiaries; the increase in the value of investments; and the appreciation of the US dollar against the euro.

IX.6.) ACQUISITIONS AND DISPOSALS

The following investments were made in the first half of the year:

Investments carried out directly by CORPORACIÓN MAPFRE

- CORPORACIÓN MAPFRE acquired in the month of February two blocks of shares equivalent to a 15.18% holding in the share capital of MIDDLESEA INSURANCE, as part of an agreement between the MIDDLESEA GROUP and MAPFRE, by virtue of which MIDDLESEA INSURANCE will acquire the 39% shareholding in PROGRESS ASSICURAZIONI (Italy) owned by CORPORACIÓN MAPFRE. The balance of these two transactions will imply a net outlay of approximately €5 million for CORPORACIÓN MAPFRE. In the following months, additional MIDDLESEA INSURANCE shares were purchased in the market, thereby raising the stake of CORPORACIÓN MAPFRE in this company to 20.9%.
- An amount of €44 million has been invested to subscribe for the part of CORPORACIÓN MAPFRE in a €50 million capital increase carried out by MAPFRE RE.
- The holding of a minority shareholder in MAPFRE AMÉRICA has been acquired for a price of €26.1 million, thereby raising the shareholding of CORPORACIÓN MAPFRE in this subsidiary to 87.42%, from 84.92% at the close of 2004. Subsequently, €65.6 million have been invested to subscribe for the part of CORPORACIÓN MAPFRE in a capital increase

carried out by the aforementioned subsidiary to fund another increase in its subsidiary MAPFRE VERA CRUZ SEGURADORA (Brazil).

- An amount of €5.5 million has been subscribed for in a €12 million capital increase carried out by MAPFRE QUAVITAE to strengthen its capital position and reduce its debt levels.
- Two capital increases have been carried out by MAPFRE ASISTENCIA: a first increase of €6.8 million, to support the growth of the company; a second increase of €10 million, to fund the acquisition of British company ABRAXAS, which was complemented by the granting of a €6 million five-years loan at market terms.

Investments carried out by subsidiaries

- MAPFRE SEGUROS GENERALES transferred to MAPFRE EMPRESAS its holdings of 99.9986% and 99.96%, respectively, in the share capital of MAPFRE INDUSTRIAL and MAPFRE SERVICIOS MARÍTIMOS. Both transactions were carried out at net asset value according to Spanish GAAP.
- MAPFRE EMPRESAS bought from MAPFRE-CAJA MADRID HOLDING a 99.9933% holding in the share capital of MAPFRE CAUCIÓN Y CRÉDITO. This transaction was carried out at net asset value according to Spanish GAAP.
- MAPFRE INDUSTRIAL acquired for a price of €2.5 million the entire share capital of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA. These companies specialise in risk prevention and health assistance services focussed on occupational health.
- MAPFRE AMÉRICA funded capital increases in two of its subsidiaries: an increase of BRL 225.8 million (approximately €78.6 million) in its subsidiary MAPFRE VERA CRUZ SEGURADORA (Brazil) to finance the acquisition of a 51% shareholding in insurer NOSSA CAIXA VIDA E PREVIDENCIA (Brazil); and another increase of PEN 16 million (approximately €3.8 million) carried out by MAPFRE PERÚ.
- MAPFRE RE transferred to MAPFRE SEGUROS GENERALES its 99.963% holding in the share capital of MAPLUX REINSURANCE COMPANY LTD. (Luxembourg). This transaction was carried out at net asset value according to Spanish GAAP.

Events subsequent to the close of the first half of 2005

MAPFRE ASISTENCIA acquired for a price of GBP 10.5 million (approximately €16 million) the entire share capital of British company ABRAXAS, which distributes Pecuniary Losses and Mechanical Breakdown Guarantee insurance through an extensive network of car dealers in the United Kingdom.

MAPFRE ASIAN and Philippine insurer Insular General Insurance Company (I-Gen), the Non-Life insurance subsidiary of insurer Insular Life, signed a memorandum of understanding in order to conduct a legal and financial due diligence leading to a possible merger, which is expected to be completed by the end of the year. The resulting company, which will be 60%-owned by MAPFRE and 40% by I-Gen, will become the leading Non-Life insurer in the Philippines. The Agreement is subject to the approval of the Philippine insurance and securities markets regulators, and of other regulatory agencies.

Financing

The investments detailed above were funded with available cash.

IX.7.) EMPLOYEES

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 14,291 employees as of 30 June 2005, 4,883 of which in Spain and 9,408 in other countries. The 335 persons reduction in staff levels with respect to same period of the previous year is due to the transfer of employees from a number of subsidiaries to the payroll of MAPFRE MUTUALIDAD as a consequence of the restructuring of the MAPFRE NETWORK, which was implemented in the month of January of this year.

RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in first half of 2005 reached total revenues of € 6,459 million, a 12.3% increase over the previous year. Consolidated profit after taxes grew 17.2%.

The consolidated profit and loss account of SISTEMA MAPFRE, which includes MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, is shown in the following table:

	1H 05	1H 04	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,170.2	3,736.9	11.6%
Premiums earned, net of ceded and retroceded reinsurance	3,055.2	2,664.0	14.7%
Net claims incurred and variation in other technical provisions	-2,159.9	-1,839.1	17.4%
Operating expenses, net of reinsurance	-625.6	-514.8	21.5%
Other technical income and expenses	-29.0	-43.5	-33.3%
TECHNICAL RESULT	240.7	266.6	-9.7%
Net financial and other non-technical income	174.4	106.7	63.4%
Result of the Non-life business	**415.1**	**373.3**	**11.2%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,224.2	1,232.1	-0.6%
Premiums earned, net of ceded and retroceded reinsurance	1,133.8	1,149.0	-1.3%
Net claims incurred and variation in other technical provisions	-1,465.4	-1,317.9	11.2%
Operating expenses, net of reinsurance	-95.3	-105.9	-10.0%
Other technical income and expenses	-6.0	-4.0	50.0%
TECHNICAL RESULT	-432.9	-278.8	55.3%
Net financial and other non-technical income	489.2	314.2	55.7%
Unrealised gains and losses in unit-linked investments	12.0	7.7	55.8%
Result of the Life business	**68.3**	**43.1**	**58.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	140.4	107.3	30.8%
Operating expenses	-126.6	-105.2	20.3%
Net financial income	13.6	12.2	11.5%
Results from minority shareholdings	3.8	3.1	22.6%
Result of the Other Business Activities	**31.2**	**17.4**	**79.3%**
Result before tax and minority shareholders	**514.6**	**433.8**	**18.6%**
Taxes	-148.2	-121.3	22.2%
Result after tax	**366.4**	**312.5**	**17.2%**
Non-life loss ratio [1]	70.7%	69.0%	
Non-life expense ratio [1]	21.4%	21.0%	
Non-life combined ratio [1]	92.1%	90.0%	
Life expense ratio [2]	1.3%	1.6%	

(1) Ratios calculated over net premiums earned.

(2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

Organisation chart of SISTEMA MAPFRE



MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
100 %
87 %
88%
100%
MAPFRE CAJA MADRID HOLDING
MAPFRE INMUEBLES
MAPFRE AMÉRICA
MAPFRE RE
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
99.9%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
MAPFRE CAJA SALUD
100%
Direct Insurance subsidiaries in 11 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Additional information

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

X.1.) ISSUANCE, PARTIAL OR COMPLETE REPAYMENT OF FINANCIAL BORROWINGS

No transactions of this nature were carried out in the period.

X.2.) SECURITIES ISSUED BY THIRD PARTIES AND GUARANTEED BY THE GROUP

No transactions of this nature were carried out in the period.

XI. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	24	0.12	28,668
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

Supplementary dividend, paid out of the results for fiscal year 2004, on 14 March 2005; shares numbered 1 to 238,900,706 collected €0.12 gross per share.

TRANSACTIONS WITH RELATED PARTIES

No such transactions were carried out at terms other than the market.

CORPORACIÓNMAPFRE

First half 2005 results



MAPFRE



Madrid, 21 July 2005





Key facts

- During the first half of 2005, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed very favourably, confirming the trend observed in the first quarter of the year:

  - net profit grew 38.2% with respect to the same period of the previous year. Under the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), which have been applied until 2004 to prepare the information released to the market, the consolidated net result of CORPORACIÓN MAPFRE would have increased by 28.4%;
  - consolidated revenues increased by 13.4%.

- The development of the key figures of CORPORACIÓN MAPFRE and its main operating Units is shown in the following table:



	Total Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 1H 05	Combined ratio [1] 1H 04
CORPORACIÓN MAPFRE	**4,937.4**	13.4%	**149.0**	38.2%	**93.8%**	93.0%
LIFE AND SAVINGS	**1,640.9**	9.4%	**57.9**	26.4%	**0.9%**	1.0%
GENERAL INSURANCE	**761.2**	17.0%	**42.7**	12.1%	**92.0%**	91.0%
COMMERCIAL INSUR.	**703.5**	8.2%	**42.6**	6.2%	**83.9%**	81.9%
HEALTH	**361.5**	9.9%	**5.1**	142.9%	**96.9%**	97.8%
AMERICA	**801.3**	11.2%	**33.0**	26.4%	**101.4%**	99.4%
RE	**738.9**	22.7%	**34.0**	25.5%	**90.3%**	90.0%
ASISTENCIA[1]	**165.1**	37.1%	**3.6**	24.1%	**93.2%**	91.7%

- The financial statements contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the first half of the previous fiscal year have likewise been restated under IFRS to facilitate the comparison.

Million euros

1) The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio



Key figures

	1H 05	1H 04	Var. %
Non-Life gross written and accepted premiums	**2,873.1**	2,530.9	13.5%
Life gross written and accepted premiums	**1,106.3**	1,131.7	-2.2%
Total gross written and accepted premiums	**3,979.4**	3,662.6	8.6%
Net income, group share	**149.0**	107.8	38.2%
Total assets	**26,884.4**	22,901.0	17.4%
Managed savings [1]	**23,988.4**	20,462.1	17.2%
Shareholders' equity	**2,086.5**	1,802.5	15.8%
Financial debt	**377.8**	299.6	26.1%
Market capitalisation	**2,955.2**	2,405.7	22.8%
Shares	**238,900,706**	238,900,706	---
Earnings per share	**0.62**	0.45	38.2%
Empleados	**14,291**	14,626	-2.3%
N/L Loss ratio [2]	**67.1%**	66.9%	
N/L Expense ratio [2]	**26.7%**	26.1%	
N/L Combined ratio [2]	**93.8%**	93.0%	

1) Includes: Life technical reserves, *mutual and pension funds. It does not include funds managed* by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through Life insurance contracts amounting to 704.3 million euros in 1H 2004
2) Ratios calculated as a percentage of net premiums earned

Million euros







CORPORACIÓN MAPFRE:
Net consolidated revenues



	Premiums			Income from Investments			Other income			Total Revenues		
	1H 05	1H 04	% Var.	**1H 05**	1H 04	% Var.	**1H 05**	1H 04	% Var.	**1H 05**	1H 04	% Var.
LIFE	**1,037.8**	1,068.8	-2.9%	**557.6**	387.5	43.9%	**45.5**	43.2	5.3%	**1,640.9**	1,499.5	9.4%
GENERAL INSURANCE	**670.4**	612.1	9.5%	**63.3**	21.9	189.0%	**27.5**	16.5	66.7%	**761.2**	650.5	17.0%
COMMERCIAL INSURANCE	**647.8**	602.1	7.6%	**35.5**	40.3	-11.9%	**20.3**	7.7	163.6%	**703.5**	650.2	8.2%
HEALTH	**356.2**	321.8	10.7%	**4.6**	4.0	15.0%	**0.7**	3.1	-77.4%	**361.5**	328.9	9.9%
MCMH (non consolidated)	**---**	---	---	**162.7**	56.7	186.9%	**0.3**	---	---	**163.0**	56.7	187.5%
Consolidation adjustments	**-12.3**	-1.9	---	**-159.9**	-66.8	---	**-41.7**	2.8	---	**-213.8**	-65.9	---
MAPFRE-CAJA MADRID	**2,699.9**	2,602.9	3.7%	**663.8**	443.7	49.6%	**52.6**	73.3	-28.2%	**3,416.3**	3,120.0	9.5%
AMÉRICA	**732.4**	658.6	11.2%	**55.6**	57.4	-3.1%	**13.3**	4.7	183.0%	**801.3**	720.7	11.2%
RE	**666.8**	561.9	18.7%	**71.0**	40.1	77.1%	**1.1**	0.3	---	**738.9**	602.3	22.7%
ASISTENCIA	**123.5**	84.1	46.8%	**4.0**	1.6	150.0%	**37.7**	34.7	8.6%	**165.1**	120.4	37.1%
INMUEBLES	**---**	---	---	**0.3**	0.4	-25.0%	**17.6**	26.2	-32.8%	**18.0**	26.6	-32.3%
QUAVITAE	**---**	---	---	**---**	---	---	**37.4**	---	---	**37.4**	---	---
OTHER COMPANIES	**6.1**	5.1	19.6%	**0.8**	0.4	100.0%	**---**	---	---	**6.9**	5.5	25.5%
CORP. MAPFRE (non-cons.)	**---**	---	---	**141.3**	42.5	---	**2.1**	0.6	---	**143.3**	43.0	---
CONS. ADJUSTMENTS	**-249.3**	-250.1	-0.3%	**-162.8**	-37.7	---	**22.3**	4.9	---	**-389.8**	-283.0	37.7%
CORPORACIÓN MAPFRE	**3,979.4**	3,662.6	8.6%	**773.9**	548.4	41.1%	**184.1**	144.7	27.2%	**4,937.4**	4,355.6	13.4%

Million euros

CORPORACIÓN MAPFRE:
Breakdown of premiums in Spain by distribution channel



	1H 05	1H 04	% Var.
AGENTS CHANNEL	**2,147.8**	**2,022.9**	**6.2%**
LIFE	563.6	554.1	1.7%
GENERAL INSURANCE	617.0	571.9	7.9%
COMMERCIAL INSURANCE	629.8	590.1	6.7%
HEALTH	337.4	306.8	10.0%
CAJA MADRID BANK CHANNEL	**564.4**	**581.9**	**-3.0%**
LIFE	474.2	514.7	-7.9%
GENERAL INSURANCE	53.4	40.2	32.8%
COMMERCIAL INSURANCE	18.0	12.0	50.0%
HEALTH	18.8	15.0	25.3%
Consolidation adjustments	-12.3	-1.9	---
TOTAL PREMIUMS SPAIN	**2,699.9**	**2,602.9**	**3.7%**

Million euros

CORPORACIÓN MAPFRE:
Consolidated income statement

	1H 05	1H 04	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,873.1	2,530.9	13.5%
Premiums earned, net of ceded and retroceded reinsurance	1,901.0	1,592.1	19.4%
Net claims incurred and variation in other technical provisions	-1,276.1	-1,064.7	19.9%
Operating expenses, net of reinsurance	-479.8	-391.7	22.5%
Other technical income and expenses	-27.4	-23.5	16.6%
TECHNICAL RESULT	117.7	112.2	4.9%
Net financial income	105.6	80.2	31.7%
Other non-technical income and expenses	16.3	-0.5	---
Result of the Non-life business	**239.6**	**191.9**	**24.9%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,106.3	1,131.7	-2.2%
Premiums earned, net of ceded and retroceded reinsurance	1,032.5	1,054.5	-2.1%
Net claims incurred and variation in other technical provisions	-1,375.6	-1,251.3	9.9%
Operating expenses, net of reinsurance	-73.5	-66.5	10.5%
Other technical income and expenses	-5.9	-3.9	51.3%
TECHNICAL RESULT	-422.6	-267.2	58.2%
Net financial income	481.5	308.3	56.2%
Unrealised gains and losses in unit-linked investments	12.0	7.7	55.8%
Other non-technical income and expenses	-4.6	-5.6	-17.9%
Result of the Life business	**66.4**	**43.2**	**53.7%**
OTHER BUSINESS ACTIVITIES			
Operating income	119.5	97.5	22.6%
Operating expenses	-109.4	-79.5	37.6%
Net financial income	13.1	-5.5	---
Results from minority shareholdings	3.8	3.1	22.6%
Other net income	0.4	0.0	---
Result of the Other Business Activities	**27.4**	**15.6**	**75.6%**
Result before tax and minority shareholders	**333.4**	**250.7**	**33.0%**
Taxes	-107.9	-78.8	36.9%
Result after tax	**225.5**	**171.9**	**31.2%**
Result attributable to minority shareholders	-76.5	-64.1	19.3%
Result after tax and minority shareholders	**149.0**	**107.8**	**38.2%**
Non-life loss ratio (1)	67.1%	66.9%	
Non-life expense ratio (1)	26.7%	26.1%	
Non-life combined ratio (1)	93.8%	93.0%	
Life expense ratio (2)	1.1%	1.2%	

1) Ratios calculated over net premiums earned

2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

Million euros



CORPORACIÓN MAPFRE:
Profit breakdown by units and companies – June 2005

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	57.9	-28.4		29.5
GENERAL INSURANCE	42.7	-24.5	7.2	25.4
COMMERCIAL INSURANCE	42.6	-16.2	-9.6	16.8
HEALTH	5.1	-2.5		2.6
Consolidation adjustments				-1.8
MAPFRE-CAJA MADRID HOLDING				72.5
AMÉRICA	33.0	-4.2		28.8
RE	34.0	-5.2	8.6	37.4
ASISTENCIA	3.6			3.6
INMUEBLES	0.9			0.9
QUAVITAE	-0.9	0.5		-0.4
Other companies	4.5			4.5
Consolidation adjustments				1.7
CORPORACIÓN MAPFRE				**149.0**

Million euros



CORPORACIÓN MAPFRE:
Reconciliation of the consolidated profit under PGC/PCEA and IFRS

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/06/05 under PGC/PCEA	**264.0**	**-82.5**	**-63.0**	**118.5**
Reversal of goodwill amortisation	15.8	-0.5	-6.4	8.9
Reversal of the appropriation to the equalisation reserve	27.8	-9.7	-4.9	13.2
Differences in the valuation of technical reserves	-144.8	50.6	46.2	-48.0
Differences in the valuation of investments	151.4	-52.7	-48.1	50.5
Derivatives (fair value, hedges)	6.4	-2.3	0.0	4.2
Amortisation of start-up expenses	2.8	-0.9	-0.4	1.5
Deferred taxes (timing diffs. and differences > 10 yrs.)		-1.1	0.5	-0.5
Deferred income	1.4	-0.5	-0.5	0.4
Other items	8.6	-8.4	0.0	0.3
Result at 30/06/05 under IFRS	**333.4**	**-107.9**	**-76.5**	**149.0**

Million euros



CORPORACIÓN MAPFRE:
Statement of changes in equity

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 31/03/05	**113.8**	**1,903.0**	**201.4**	**-352.3**	**67.2**	**889.1**	**2,822.3**
Additions and deductions accounted for directly in equity[1]			14.7	69.3			84.0
Quarterly result					81.8	37.4	119.2
Other positive/negative items		-12.4				-0.4	-12.8
Balance as at 30/06/05	**113.8**	**1,890.6**	**216.1**	**-283.0**	**149.0**	**926.1**	**3,012.6**

Million euros



CORPORACIÓN MAPFRE:
Use of the April 2004 capital increase (rounded-up figures)

- As was announced in the capital increase, CORPORACIÓN MAPFRE has used the funds raised to fund new acquisitions and invest in organic growth in business segments in which it can leverage its competitive advantages:
  - The financing of the net investment in the acquisition of MUSINI, now MAPFRE EMPRESAS, through which MAPFRE more than doubled its market share in commercial insurance, in which it now is by far the market leader.
  - The capital increases at MAPFRE RE have supported the rapid growth in business volumes and profits of this unit.
  - The acquisition of NOSSA CAIXA (Brazil) by MAPFRE AMÉRICA will boost the growth of the business volumes, market share and results of the Group in Brazil.
  - The investments in MAPFRE ASISTENCIA and MAPFRE QUAVITAE allow MAPFRE to access on a significant scale new business lines with attractive growth and results perspectives, such as services for the Elderly.

- MUSINI	100
- MAPFRE RE	190
- MAPFRE QUAVITAE	30
- MAPFRE AMÉRICA	90
- MAPFRE ASISTENCIA	70
	480

Million euros



LIFE INSURANCE OPERATING UNIT

- Funds under management have recorded a comparatively larger increase in the first half of the year against the same period of the previous year, primarily because of a smaller volume of maturities of single-premium products in the bank channel and of the new transaction with SEPI.



- MAPFRE VIDA and its subsidiaries made a gross consolidated profit of €87.9 million, a 28.1% increase. The net consolidated profit was €57.9 million, a 26.4% increase over the same period of the previous year (13.1% under PGC/PGEA).

	1H 05	1H 04	% 05/04
Technical Reserves	**14,194.9**	12,233.0	16.0%
Investment Funds	**2,956.8**	2,468.0	19.8%
Pension Funds (1)	**1,091.5**	898.3	21.5%
Third-party funds under management	**18,243.2**	15,599.3	16.9%
Premiums written and accepted	**1,037.8**	1,068.8	-2.9%
Gross Result (2)	**87.9**	68.6	28.1%
Net Result	**57.9**	45.8	26.4%
Equity	**512.8**	464.7	10.4%
Expense Ratio (3)	**0.9%**	1.0%	---

1) Pension funds do not include defined benefit funds entered into a Life insurance contract amounting to 704.3 million euros in 1H 2004
2) Before taxes and minority interest
3) (acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratios

Million euros

LIFE INSURANCE OPERATING UNIT: Premiums breakdown

- Premiums growth rate improved with respect to the first quarter of the year, thanks to:
  - the winning of a comparatively larger volume of retail savings in single premium products, particularly in the agents channel;
  - sustained growth in Life – Risk products;
  - a new group savings transaction of €148.6 million with SEPI.



- Nonetheless, Life – Savings premiums decrease over the same period of the previous year, due to the significant volume of renewals recorded in the bank channel in the first quarter of the previous year, which were not repeated this year.

	1H 05	1H 04	% 05/04
Regular Premiums	**218.5**	206.8	5.7%
- Agents channel	**194.8**	195.0	-0.1%
- Bank channel	**23.7**	11.8	100.8%
Single Premiums	**551.3**	644.2	-14.4%
- Agents channel	**178.5**	207.1	-13.8%
- Bank channel	**359.3**	431.6	-16.8%
- MUSINI VIDA	**13.5**	5.5	145.5%
Life premiums - Savings	**769.8**	851.0	-9.5%
Externalisation	**148.6**	113.6	30.8%
- Agents channel	**59.0**	45.1	30.8%
- Bank channel	**42.8**	32.7	30.9%
- MUSINI VIDA	**46.8**	35.8	30.7%
Sub-total	**918.4**	964.6	-4.8%
Life Premiums - Risk	**119.4**	104.2	14.6%
- Agents channel	**65.9**	62.9	4.8%
- Bank channel	**48.4**	38.6	25.4%
- MUSINI VIDA	**5.1**	2.7	88.9%
TOTAL PREMIUMS	**1,037.8**	1,068.8	-2.9%
- Agents channel	498.2	510.1	-2.3%
- Bank channel	474.2	514.7	-7.9%
- MUSINI VIDA	65.4	44.0	48.6%

Million euros

LIFE INSURANCE OPERATING UNIT:
Breakdown of funds under management

	1H 05	1H 04	% 05/04
Regular premiums insurance	**4,391.1**	3,760.8	16.8%
- Agents channel	**4,054.2**	3,469.5	16.9%
- Bank channel	**336.9**	291.3	15.7%
Single premiums insurance	**8,288.8**	6,965.0	19.0%
- Agents channel	**3,487.6**	2,917.7	19.5%
- Bank channel	**4,801.2**	4,047.3	18.6%
Life insurance - Risk	**138.5**	110.2	25.7%
- Agents channel	**33.1**	30.4	8.9%
- Bank channel	**105.4**	79.8	32.1%
MUSINI VIDA	**1,147.7**	1,164.0	-1.4%
Total mathematical reserves	**13,966.2**	12,000.0	16.4%
Other reserves	**228.8**	233.0	-1.8%
TECHNICAL RESERVES	**14,194.9**	12,233.0	16.0%
MUTUAL FUNDS	**2,956.8**	2,468.0	19.8%
PENSION FUNDS[1]	**1,091.5**	898.3	21.5%
- Individual system	**980.7**	810.4	21.0%
- Employers' system	**110.8**	87.9	26.1%
THIRD-PARTY FUNDS UNDER MANAGEMENT	**18,243.2**	15,599.3	16.9%
SHAREHOLDERS' EQUITY	**512.8**	464.7	10.4%
TOTAL FUNDS UNDER MANAGEMENT	**18,756.0**	16,064.0	16.8%
MUSINI S.A.:	**579.1**	592.4	-2.2%
- Technical reserves	**514.0**	488.1	5.3%
- Mutual funds	**0.0**	31.3	---
- Pension funds	**65.1**	73.0	-10.8%
TOTAL FUNDS UNDER MANAGEMENT, LIFE AND SAVING BUSINESS	**19,335.1**	16,656.4	16.1%

Million euros

1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €704.3 million in 1H 2004



MAPFRE VIDA:
Half-yearly variation in funds under management [1]

	January - June	
	2005	2004
Life insurance technical reserves	**1,123.0**	352.9
- Changes in the balance	**454.9**	333.6
- IFRS adjustments	**668.1**	19.3
Mutual funds	**276.7**	125.5
- Net sales	**19.6**	24.3
- Change in the value of assets	**257.2**	101.2
Pension funds	**53.4**	43.9
- Net sales	**13.8**	31.3
- Change in the value of assets	**39.6**	12.6
Total variation in funds under management	**1,453.2**	522.3

1) Excluding shareholders' equity

Million euros



MAPFRE VIDA:
Embedded Value Earnings


VALUE
ADDED
IN 2004
970.9
17.0
17.6
76.8
38.9
27.1
177.4
69.1
1,079.2
2003 EV
Changes in the model
Changes in assumptions
Expected return
Value added by new business
Experience variance from assumptions
Dividends paid and other items(1)
2004 EV

Million euros

1) "Other" items include the donation to the MAPFRE VIDA Foundation

MAPFRE VIDA:
Embedded value[1]



	2004	2003	% 04/03
VIF[2]	647.2	569.7	13.6%
- Life Insurance[3]	459.1	410.9	11.7%
- Mutual funds	108.1	100.1	8.0%
- Pension funds	80.0	58.7	36.3%
Adjusted net asset value	432.0	401.2	7.7%
Embedded Value	**1,079.2**	**970.9**	**11.2%**
RoEV[4]	18.3%	12.6%	
Memo: discount rate	7.19%	8.00%	

1) Embedded value calculated by Consultora MAPFRE VIDA *and certified* by Watson Wyatt. The certification letter is shown in the Appendix
2) VIF = value of in-force
3) Includes the in-force values of the Life and accidental death insurance businesses
4) Return on Embedded Value = Embedded value earnings in 2004 / embedded value as at close of the previous year

Million euros

MAPFRE VIDA:
IFRS adjustments and reconciliation to adjusted net assets

	Million euros
Consolidated net assets for MAPFRE VIDA as at 31/12/04 (IFRS)	**506.3**
Net shadow accounting adjustments	-55.0
Other adjustments	-11.0
Consolidated net assets for MAPFRE VIDA as at 31/12/04 (PGC)	**440.3**
Unrealised gains	35.0
Donations and dividends	-20.3
Goodwill	-17.9
Acquisition costs net of taxes	-5.7
Other	0.6
Adjusted consolidated net assets for MAPFRE VIDA as at 31/12/04[(1)]	**432.0**



1) Amount used in embedded value calculations.

Million euros

MAPFRE VIDA:
Value added by new business[1]

	PVNBI[2]		VNB[3]		VNB/PVNBI	
	2004	2003	**2004**	2003	**2004**	2003
Life insurance:	**1,505.4**	1,278.7	**24.7**	22.6	**1.6%**	1.8%
- Agents channel	**748.2**	497.1	**6.9**	6.0	**0.9%**	1.2%
- Bank channel	**757.2**	781.6	**17.8**	16.6	**2.4%**	2.1%
Mutual Funds	**495.4**	460.3	**8.0**	7.5	**1.6%**	1.6%
Pension Funds	**339.6**	314.1	**6.2**	5.8	**1.8%**	1.8%
TOTAL	**2,340.4**	2,053.1	**38.9**	35.9	**1.7%**	1.7%



1) Value added by new business, calculated at year-end as the value added by new business at the point of sale, adjusted for the discount rate and the cost of holding the solvency margin during the first year. For Life insurance, new business is defined as single, extraordinary and regular premiums from policies written in the year, as well as extraordinary contributions to existing policies. For the Mutual Funds business, new business is defined as new contributions. For the Pension Funds business, new business is defined as single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants
2) Present Value of New Business Income. It corresponds to: in the case of Life insurance, the present value of received and expected premiums from new business; in the case of Mutual Funds, to contributions received in the year; and in the case of Pension Funds, to received and expected contributions from new business
3) Value of new business

Million euros

MAPFRE VIDA:
Sensitivity analysis

Value of in-force under the reference scenario		647.2
Impact of:	**Impact**	**VIF**
- Calculation at a 6.19% discount rate	+ 73.0	720.2
- Calculation at an 8.19% discount rate	- 64.6	582.6
- A 10% reduction in expenses	+ 18.0	665.2
- A 10% reduction in the lapse rate	+ 43.2	690.4
- A 10% reduction in mortality	+ 22.5	669.7



Million euros

MAPFRE VIDA: Assumptions

	2004	2003
• **Discount rate**	Spanish 10-year Government bond yield (3.69%) + risk premium (3.5%) = 7.19%	8%
• **Financial returns**		
– Reinvestment rates		
• Government bonds	3.69%	4.30%
• Corporate bonds	4.69%	5.30%
• Shares	6.19%	6.80%
• Real estate	6.19%	6.80%
• Cash	2.69%	3.30%
– Existing assets	Book returns until maturity	Book returns until maturity
• **Maintenance expenses**	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation
• **Fees**	In line with the present fee structure	In line with the present fee structure
• **Mortality, disability, lapses and turnovers**	Tables based on the company's own experience	Tables based on the company's own experience
• **Cost of the solvency margin**		
– Solvency margin	100% of the minimum legal requirement	100% of the minimum legal requirement
– Yield on investments backing the solvency margin	3.69%	4.30%
• **Tax rate**	35%	35%



MAPFRE VIDA:
Differences with EEV[1]

- The following EEVP were adopted in the calculation of the 2004 Embedded Value of MAPFRE VIDA and its subsidiaries:
  - Principle G 9.11: income and expenses were assigned to the businesses that generated them, leading to their reassignment between the Life insurance and the Mutual and Pension funds businesses.
  - Principle G 10.7: the discount rate has been determined as the risk-free rate plus a risk margin on fixed income that represents an approximation to the average risk margin used by other European insurers.
  - Principle 12: the requirements of this principle have been met partially: a breakdown of the sensitivity to some of the key variables for the calculation of the Embedded Value has been provided; and the degree of detail on value added by new business has been expanded.



- In all remaining aspects, the 2004 Embedded Value of MAPFRE VIDA and its subsidiaries has been calculated in accordance with traditional principles.

1) European Embedded Value, or EEV, is the embedded value calculated in accordance with the European Embedded Value Principles or EEVP. Such principles were agreed upon by the CFOs of 19 multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The companies that are signatories to the EEVP have undertaken to adopt them from the 2005 embedded value figures



MAPFRE VIDA:
Glossary

- An **embedded value** is an actuarial estimate of the economic value of the life insurance, accidental death insurance, pensions and mutual fund businesses, excluding any value attributable to future new business;
- The embedded value is defined as the sum of shareholders' **net assets**, considering assets at market value, and the **value of in-force business** (VIF);
- The value of in-force business (VIF) is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the minimum legal requirement;
- **Embedded value earnings** are defined as the change in embedded value during the year, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year;



- **Changes in the model**, differences between the financial model used to calculate the embedded value as at 31 December 2004 and that used to calculate the embedded value as at 31 December 2003;
- **Changes in assumptions**, changes in the future experience assumed in the calculation of the value of in-force business, including economic, expense, lapse, and mortality assumptions;
- **Expected return** on the beginning of the year embedded value, comprised of the actual investment return after tax, on the beginning of the year adjusted net assets less solvency margin, plus the return, at the discount rate, on the beginning of the year value of the in-force business and solvency margin;
- **Value added by new business** is the embedded value added by new business in 2003 and 2004 at year-end, after new business first year strain, allowing for the initial solvency margin requirement and using end-of-year assumptions;
- **Experience variance** *from assumptions are the deviations arising from the variance between the actual experience during* the year and the assumed experience used to calculate the beginning-of-the-year embedded value.



GENERAL INSURANCE OPERATING UNIT

- Net profit growth reflects:
  - larger business volumes;
  - a slight increase in the expense ratio, due to lower commissions received from reinsurers as a consequence of the higher retention level;
  - larger financial income;
  - a larger tax rate because of a reduction in the amount of pre-paid taxes.
- The low 3.4% increase in Burial insurance is due to the fact that in this line of business annual policies' cancellations concentrate in the first quarter of the year.
- On the other hand, the 32.8% increase in premiums written through CAJA MADRID must be noted, which was due in part to the successful launch of the "Hipoteca Protegida" (Protected Mortgage) product that covers for a period of five years the payment of a mortgage loan's installments should the borrower become unemployed or temporarily disabled.

	1H 05	1H 04	%05/04
Premiums written and accepted	**670.4**	612.1	9.5%
- Burial	**199.2**	192.6	3.4%
- Other business lines	**471.2**	419.5	12.3%
Gross Result [1]	**66.6**	56.7	17.5%
Net result	**42.7**	38.1	12.1%
Equity	**290.6**	263.5	10.3%
Loss Ratio, Non-Life [2]	**64.7%**	64.8%	
Expense Ratio, Non-Life [2]	**27.3%**	26.2%	
Combined Ratio, Non-Life [2]	**92.0%**	91.0%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros



COMMERCIAL INSURANCE OPERATING UNIT



- Premiums growth reflects the winning of new business, which helped counter the impact of tariff competition.

- In the month of May, MUSINI was renamed as MAPFRE EMPRESAS. After its merger with MAPFRE INDUSTRIAL, expected before the close of 2005, MAPFRE EMPRESAS will be the only insurance company within SISTEMA MAPFRE in Spain specialised in covering industrial risks.

- International rating agencies AM Best and Standard & Poor's assigned their 'A/Stable outlook' and 'AA/stable outlook' ratings, respectively, to MAPFRE EMPRESAS. These ratings are among the highest of any commercial insurance company in Europe and will undoubtedly contribute to the business growth of the COMMERCIAL INSURANCE UNIT, especially abroad.

	1H 05	1H 04 (1)	% 05/04
Premiums written and accepted	**647.8**	602.1	7.6%
Gross result (2)	**65.0**	59.5	9.2%
Net result	**42.6**	40.1	6.2%
Equity	**257.6**	209.1	23.2%
Loss Ratio, Non-Life (3)	**70.0%**	71.1%	
Expense Ratio, Non-Life (3) (4)	**13.9%**	10.8%	
Combined Ratio, Non-Life (3)	**83.9%**	81.9%	

1) Figures for the first half of 2004 are shown on an aggregated basis to facilitate the comparison
2) Before taxes and minority interest
3) Ratios as a % of net premiums earned
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

Million euros



COMMERCIAL INSURANCE OPERATING UNIT: Industrial Business[1]

- In the first half of the year, premiums grew 10.9% in the SME business and 7.1% in the Large Risks business.

- Although the large claims incurred in the first half of the year, among which the fire at the Windsor Building in Madrid stands out, have had a limited impact of the claims ratio because of the large share taken up by reinsurers, they have raised the expense ratio due to the adjustment in the cost of protections.



	1H 05	1H 04[2]	% 05/04
Premiums written and accepted	**576.6**	533.8	8.0%
- of which Life	**34.8**	39.8	-12.6%
Gross result [3]	**59.8**	53.2	12.4%
Net result	**40.2**	36.0	11.7%
Equity	**240.1**	205.2	17.0%
Loss Ratio, Non-Life [4]	**68.8%**	69.9%	
Expense Ratio, Non-Life [4]	**16.7%**	13.4%	
Combined Ratio, Non-Life [4]	**85.5%**	83.3%	

1) Includes MAPFRE EMPRESAS and MAPFRE INDUSTRIAL
2) Figures for the first half of 2004 are shown on an aggregated basis to facilitate the comparison
3) Before taxes and minority interest
4) Ratios as a % of net premiums earned

Million euros



COMMERCIAL INSURANCE OPERATING UNIT: MAPFRE CAUCIÓN Y CRÉDITO

- MAPFRE CAUCIÓN Y CRÉDITO'S business volumes only grew 4.2%, due to strong competition in credit insurance.
- The variation in the expense ratio reflects larger commissions received from reinsurers.



	1H 05	1H 04	% 05/04
Premiums written and accepted	**71.2**	68.3	4.2%
Gross result [1]	**7.4**	6.3	17.5%
Net result	**4.6**	4.1	12.2%
Equity	**31.8**	23.7	34.2%
Loss Ratio, Non-Life [2]	**85.4%**	84.4%	
Expense Ratio, Non-Life [2]	**-3.8%**	4.8%	
Net Other Income, Non-Life [3]	**-18.2%**	-22.4%	
Combined Ratio, Non-Life [2]	**63.4%**	66.8%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned
3) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the ratio of net income from other activities as a percentage of net premiums earned is added

Million euros



MAPFRE CAJA SALUD

- The substantial increase in net profit is the result of:
  - premium growth, which exceeded the level achieved by the market as a whole (+9.7%) and came primarily from retail customers and the Health Assistance business line;
  - a lower claims ratio, as a consequence of the adoption of new risk selection tools and of the contention of medical expenses;
  - larger financial income.

- The net profit also includes the impact of early amortisations of goodwill of €3 million in the first half of 2004 and of €0.5 million in the first half of 2005. Excluding these amounts, the net profit would have grown 9.8%.

- In the first half, a new medical centre was opened in Palma de Mallorca.

	1H 05	1H 04	% 05/04
Premiums written and accepted	**356.2**	321.8	10.7%
- Agents network[1]	**337.4**	306.8	10.0%
- Bank network	**18.8**	15.0	25.3%
Gross result [2]	**8.3**	3.2	159.4%
Net result	**5.1**	2.1	142.9%
Equity	**100.3**	93.3	7.5%
Loss Ratio, Non-Life [3]	**81.0%**	82.1%	
Expense Ratio, Non-Life [3]	**15.9%**	15.7%	
Combined Ratio, Non-Life [3]	**96.9%**	97.8%	

1) Including brokers
2) *Before taxes and minority interest*
3) Ratios as a % of net premiums earned

Million euros



MAPFRE AMÉRICA

- The result of MAPFRE AMÉRICA reflects the following factors:
  - sustained premiums growth, which was particularly strong in Argentina, Brazil and Venezuela;
  - a higher loss ratio, due to decreasing rates in some countries;
  - the expansion of the distribution network, which caused only a slight increase in the expense ratio;
  - larger financial income, primarily due to rising interest rates in the region.



- In the first six months of the year, 183 new offices have been opened, 45 of which are direct.



	1H 05	1H 04	% 05/04
Premiums written and accepted	**732.4**	658.6	11.2%
Gross result [1]	**44.6**	34.3	30.0%
Net result	**33.0**	26.1	26.4%
Equity	**704.4**	535.9	31.4%
Loss Ratio, Non-Life [2]	**68.8%**	67.2%	
Expense Ratio, Non-Life [2]	**32.6%**	32.2%	
Combined Ratio, Non-Life [2]	**101.4%**	99.4%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros

MAPFRE AMÉRICA:
Premiums and results by country



COMPANY	PREMIUMS 1H 05	1H 04	% 05/04	Local Currency % 05/04	RESULTS [1] 1H 05	1H 04	% 05/04	Local Currency % 05/04
PUERTO RICO	**118.5**	108.0	9.7%	8.7%	**13.7**	11.0	24.5%	39.1%
VENEZUELA	**121.3**	97.6	24.3%	42.0%	**12.6**	13.0	-3.1%	10.4%
MEXICO	**118.1**	139.5	-15.3%	-13.5%	**11.6**	4.7	146.8%	150.4%
BRAZIL	**167.5**	129.2	29.6%	14.9%	**5.6**	3.8	47.4%	33.0%
ARGENTINA	**89.9**	76.6	17.4%	22.7%	**3.6**	3.4	5.9%	10.3%
CHILE	**52.1**	51.5	1.2%	-3.6%	**1.3**	2.0	-35.0%	-37.4%
EL SALVADOR	**15.0**	14.9	0.7%	5.0%	**1.3**	1.0	30.0%	27.2%
COLOMBIA	**27.0**	21.3	26.8%	15.2%	**1.1**	1.2	-8.3%	-21.0%
PARAGUAY	**4.0**	3.8	5.3%	15.9%	**0.1**	0.2	-50.0%	-27.9%
PERU	**14.7**	11.8	24.6%	22.4%	**-0.2**	0.3	---	---
URUGUAY	**4.5**	4.4	2.3%	-2.0%	**-0.3**	0.0	---	---

1) Gross result before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests under PGC/PGEA standards

Million euros

MAPFRE AMÉRICA:
Key facts of the first half of 2005 by country

- Significant increases were recorded in the profits of the following subsidiaries:
  - MAPFRE TEPEYAC (Mexico), due to the improvement in its technical result, which is related in part with the cancellation of Motor insurance contracts in 2004, and to larger financial income;
  - MAPFRE VERA CRUZ (Brazil), thanks to sustained growth across most business lines, due primarily to the expansion of the distribution network, and to the decrease of the loss ratio in the Motor business, which was helped by the introduction of a new tariff that is segmented by area and type of vehicle



MAPFRE RE

- Result growth reflects:
  - the winning of new business from ceding companies outside SISTEMA MAPFRE;
  - a stable combined ratio, in spite of a slight increase in the loss ratio caused by the large claims incurred in the first half of the year;
  - larger financial income.



- The tax rate has gone up due to the transfer of subsidiary MAPLUX to MAPFRE SEGUROS GENERALES.
- The amount of the claims caused by hurricane "Dennis", which hit the southern coast of the United States after the close of the first half, is expected to range between €4 and 8 million. These claims should be viewed as normal in relation to current business volumes, therefore MAPFRE RE and its North American subsidiary MAPFRE REINSURANCE CORP. maintain their profit estimates for the year.

	1H 05	1H 04	% 05/04
Premiums written and accepted	**666.8**	561.9	18.7%
- of which Life	**52.4**	35.9	46.0%
Gross result [1]	**58.7**	43.4	35.3%
Net result	**34.0**	27.1	25.5%
Equity	**652.1**	537.9	21.2%
Loss Ratio, Non-Life [2]	**59.3%**	58.5%	
Expense Ratio, Non-Life [2]	**31.0%**	31.5%	
Combined Ratio, Non-Life [2]	**90.3%**	90.0%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros



MAPFRE ASISTENCIA



- The increase in net profit reflects:
  - premiums growth, particularly in the Pecuniary Losses business line (€38.6 million against €11.4 million in the same period of the previous year). It is also worth noting the growth of the Assistance business in North America and of travel insurance in Spain, Africa and the Middle East;
  - the increase in the expense ratio, which is due to: the growth of the Pecuniary Losses business line, which is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels; and by the expansion of the distribution network and of the services related with the new business lines in Europe;
  - a decrease in the tax rate, due to the use of tax credits and to comparatively faster profit growth in subsidiaries with lower tax rates.

	1H 05	1H 04	% 05/04
Total Income	**165.1**	120.4	37.1%
- Premiums written and accepted	**123.5**	84.1	46.8%
- Other income	**41.6**	36.3	14.6%
Gross result [1]	**4.3**	4.1	4.9%
Net result	**3.6**	2.9	24.1%
Equity	**82.7**	65.4	26.5%
Loss Ratio, Non-Life [2]	**73.9%**	73.7%	
Expense Ratio, Non-Life [2]	**19.3%**	18.0%	
Combined Ratio, Non-Life [2]	**93.2%**	91.7%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros



MAPFRE ASISTENCIA: www.viajesmapfre.com

- In May, the new www.viajesmapfre.com portal was launched, which allows to buy in real time holiday packages, hotels, plane tickets and car rentals, among others.
- The Corporate Travel and Conference, Conventions and Incentives (CC&I) business lines will be added in the near future. On-line services are backed by a highly qualified and specialised after-sale call centre.







CORPORACIÓN MAPFRE: Consolidated quarterly results



Net Result by Quarter [1]


55.4
67.2
52.4
81.8
FIRST
SECOND
2004
2005

Quarterly EPS (euros)


0.23
0.28
0.22
0.34
FIRST
SECOND
2004
2005

1) Million euros



CORPORACIÓN MAPFRE:
Profit breakdown by units and companies – June 2004




	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	45.8	-22.5		23.3
GENERAL INSURANCE	38.1	-18.7		19.4
COMMERCIAL INSURANCE	40.1	-14.4	-10.6	15.1
HEALTH	2.1	-1.0		1.1
Consolidation adjustments				-1.0
MAPFRE-CAJA MADRID HOLDING				57.8
AMÉRICA	26.1	-3.9		22.2
RE	27.1	-3.3		23.8
ASISTENCIA	2.9			2.9
INMUEBLES	3.6			3.6
Other companies	3.7			3.7
Consolidation adjustments				-6.3
CORPORACIÓN MAPFRE				**107.8**

Million euros

CORPORACIÓN MAPFRE:
Reconciliation of the consolidated profit under PGC/PCEA and IFRS – June 2004

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/06/04 under PGC/PCEA	**207.8**	**-62.8**	**-52.7**	**92.3**
Reversal of goodwill amortisation	15.7	-0.7	-6.3	8.8
Reversal of the appropriation to the equalisation reserve	24.0	-8.2	-4.4	11.4
Differences in the valuation of technical reserves	2.9	-1.0	-0.9	1.0
Differences in the valuation of investments	-2.3	0.8	0.7	-0.8
Derivatives (fair value, hedges)	-4.0	1.4	0.0	-2.6
Amortisation of start-up expenses	0.4	0.0	-0.3	0.1
Deferred taxes (timing diffs. and differences > 10 yrs.)	-0.4	-0.2	0.0	-0.5
Deferred income	0.5	-0.1	0.1	0.3
Other items	6.2	-8.1	-0.4	-2.2
Result at 30/06/04 under IFRS	**250.7**	**-78.8**	**-64.1**	**107.8**

Million euros



CORPORACIÓN MAPFRE:
Expense and loss ratios by unit and company

COMPANY	EXPENSE RATIO[1] 1H 05	EXPENSE RATIO[1] 1H 04	LOSS RATIO[2] 1H 05	LOSS RATIO[2] 1H 04	COMBINED RATIO[3] 1H 05	COMBINED RATIO[3] 1H 04
GENERAL INSURANCE OP. UNIT	**27.3%**	26.2%	**64.7%**	64.8%	**92.0%**	91.0%
MAP. EMPRESAS + MAP. INDUSTRIAL	**16.7%**	13.4%	**68.8%**	69.9%	**85.5%**	83.3%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**-22.0%**	-17.6%	**85.4%**	84.4%	**63.4%**	66.8%
MAPFRE CAJA SALUD	**15.9%**	15.7%	**81.0%**	82.1%	**96.9%**	97.8%
MAPFRE-CAJA MADRID HOLDING	**21.7%**	20.7%	**68.9%**	69.3%	**90.6%**	90.0%
MAPFRE RE	**31.0%**	31.5%	**59.3%**	58.5%	**90.3%**	90.0%
MAPFRE ASISTENCIA	**19.3%**	18.0%	**73.9%**	73.7%	**93.2%**	91.7%
MAPFRE AMERICA	**32.6%**	32.2%	**68.8%**	67.2%	**101.4%**	99.4%
CORPORACION MAPFRE (Consolidated)	**26.7%**	26.1%	**67.1%**	66.9%	**93.8%**	93.0%
MAPFRE VIDA[5]	**0.9%**	1.0%				

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life technical account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life technical account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life technical account.
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary.
5) (Acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratio



CORPORACIÓN MAPFRE:
Balance sheet



	1H 05	1H 04	% Var.
ASSETS			
Goodwill	519.1	488.3	6.3%
Fixed assets	461.4	336.7	37.0%
Investments	20,518.4	17,622.4	16.4%
Participation by reinsurance in technical reserves	1,329.6	1,110.5	19.7%
Other assets	4,055.9	3,343.1	21.3%
TOTAL ASSETS	**26,884.4**	**22,901.0**	**17.4%**
LIABILITIES			
Shareholders' Equity	2,086.5	1,802.5	15.8%
Minority interests	926.1	790.1	17.2%
Debt	377.8	299.6	26.1%
Technical reserves	19,875.0	16,991.5	17.0%
- Life insurance reserves	14,311.3	12,221.4	17.1%
- Other reserves	5,563.7	4,770.1	16.6%
Reserves for risks and expenses	175.2	154.7	13.3%
Other liabilities	3,443.8	2,862.6	20.3%
TOTAL LIABILITIES	**26,884.4**	**22,901.0**	**17.4%**

Million euros

CORPORACIÓN MAPFRE:
Consolidation adjustments in reserves and premiums

	Life insurance reserves			Other reserves			Technical Reserves			Written and accepted premiums		
	1H 05	1H 04	% Var.	**1H 05**	1H 04	% Var.	**1H 05**	1H 04	% Var.	**1H 05**	1H 04	% Var.
LIFE	**13,707.0**	11,657.0	17.6%	**487.9**	576.0	-15.3%	**14,194.9**	12,233.0	16.0%	**1,037.8**	1,068.8	-2.9%
GENERAL INSURANCE	**46.7**	44.3	5.4%	**1,150.7**	974.0	18.1%	**1,197.4**	1,018.2	17.6%	**670.4**	612.1	9.5%
COMMERCIAL INSURANCE	**462.2**	441.6	4.7%	**1,770.9**	1,426.6	24.1%	**2,233.2**	1,868.2	19.5%	**647.8**	602.1	7.6%
HEALTH	**---**	---	---	**237.5**	207.5	14.5%	**237.5**	207.5	14.5%	**356.2**	321.8	10.7%
AMÉRICA	**68.2**	48.8	39.8%	**1,021.8**	874.2	16.9%	**1,090.0**	923.0	18.1%	**732.4**	658.6	11.2%
RE	**95.9**	82.4	16.4%	**1,165.9**	913.1	27.7%	**1,261.8**	995.5	26.8%	**666.8**	561.9	18.7%
ASISTENCIA	---	---	---	**113.2**	62.1	82.3%	**113.2**	62.1	82.3%	**123.5**	84.1	46.8%
MAPFRE ASIAN	---	---	---	**8.8**	7.9	11.4%	**8.8**	7.9	11.4%	**6.1**	5.1	19.6%
Adjustments MAPFRE RE	---	---	---	**-393.1**	-271.3	44.9%	**-393.1**	-271.3	44.9%	**-261.6**	-252.0	3.8%
Other adjustments	**-68.7**	-52.6	30.6%	---	---	---	**-68.7**	-52.6	30.6%	---	---	---
CORPORACIÓN MAPFRE	**14,311.3**	12,221.4	17.1%	**5,563.7**	4,770.1	16.6%	**19,875.0**	16,991.5	17.0%	**3,979.4**	3,662.6	8.6%

Million euros



CORPORACIÓN MAPFRE:
Breakdown of equity by units and subsidiaries



	Equity					
	30/06/05		30/06/04		% Var.	
	Share of		Share of			
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	261.2	251.6	236.6	228.1	10.4%	10.3%
GENERAL INSURANCE	148.2	142.4	134.4	129.1	10.3%	10.3%
COMMERCIAL INSURANCE	131.3	126.3	106.6	102.5	23.2%	23.2%
HEALTH	51.2	49.1	47.6	45.7	7.6%	7.4%
Consolidation adjustments/minority interest	162.6	155.5	127.8	122.0	27.2%	27.5%
MAPFRE-CAJA MADRID	754.5	724.9	653.0	627.4	15.5%	15.5%
AMÉRICA	615.8	88.6	455.1	80.8	35.3%	9.7%
RE	573.3	78.8	471.9	66.1	21.5%	19.2%
ASISTENCIA	82.7	---	65.4	---	26.5%	---
OTHER COMPANIES	83.9	18.6	64.2	---	30.7%	---
Consolidation adjustments/minority interest	-23.7	15.2	92.9	15.8	---	-3.8%
CORPORACIÓN MAPFRE	**2,086.5**	**926.1**	**1,802.5**	**790.1**	**15.8%**	**17.2%**

Million euros



Watson Wyatt certification letter

18 July 2005

The Directors
Corporación Mapfre, S.A.
Carretera de Pozuelo de Alarcón a Majadahonda, S/N
Edificio 3
28220 Majadahonda (Madrid)

Dear Sirs,

Review of the embedded value of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida

At the request of Corporación Mapfre, S.A., Watson Wyatt Worldwide ("Watson Wyatt") has reviewed the calculation of the consolidated embedded value as at 31 December 2003 and as at 31 December 2004, of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries, Mapfre Inversión Dos, S.G.I.I.C., S.A., Mapfre Vida Pensiones, E.G.F.P., S.A. de Seguros, S.A. and Musini Vida, S.A. de Seguros y Reaseguros, Sociedad Unipersonal, carried out by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida").

In particular, we have reviewed the methodology and assumptions used to calculate the value of in-force business, checked the value of a sample of in-force policies within certain product lines, and carried out a high level review of the aggregate value of in-force business. The opinions stated in this letter are strictly limited to these issues.

Subject to the reliances and limitations set forth at the end of this letter, in our opinion the methodology used is appropriate, the assumptions are reasonable, and the results reviewed by us have been properly prepared.

We set out below the results of the calculations performed by Consultora Mapfre Vida.

Embedded values as at 31 December 2003 and 31 December 2004

1 An embedded value is an actuarial estimate of the economic value of the life, accidental death, pensions and mutual fund business, excluding any value attributable to future new business.

2 The embedded value is defined as the sum of shareholders' net assets, considering assets at market value, and the value of in-force business. The value of in-force business is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the legal requirement.

3 Table 1 shows the consolidated embedded values of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida and its subsidiaries, calculated using a discount rate of 8.0% for 2003 and 7.19% for 2004, and the assumptions set out in paragraph 9.



Table 1: Consolidated embedded value as at 31 December 2003 and 2004 (thousand euros)

	2003 at 8.0%	2004 at 7.19%
Adjusted net assets	401,182	431,994
Value of in-force business	569,754	647,246
Embedded value	970,936	1,079,240

4 The values shown in Table 1 assume taxation on future statutory profits of 35%, and are net of the cost of holding a level of solvency margin equal to 100% of the minimum legal requirement.

5 The adjusted net assets shown in Table 1 are equal to the consolidated statutory net assets of Mapfre Vida and its subsidiaries, adjusted by taking into account the market value of assets and by deducting unamortised acquisition expenses, goodwill, donations and dividends not considered in the statutory net assets, all after tax.

6 The value of in-force business was determined by discounting expected future statutory profits at a discount rate of 8.0% for 2003 and 7.19% for 2004. The risk discount rate for 2004 has been determined as the risk free rate plus a risk margin. The risk free rate assumed is the 10 year Spanish government bond yield as at 31 December 2004, equal to 3.69%. The risk margin assumed is 350 basis points. While we believe that this is reasonable, we do not make any judgement or representation that this rate is appropriate for any particular investor. The discount rate appropriate to any particular investor will depend on the investor's own particular requirements, tax position, and perception of the risks associated with the realisation of future profits.

Embedded value earnings in 2004

7 Embedded value earnings are defined as the change in embedded value during the year, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.

8 Table 2 shows the embedded value earnings of Mapfre Vida and its subsidiaries in 2004.

Table 2: Embedded value earnings in 2004 (thousand euros)

	2004
Change in embedded value	108,304
Dividends paid and donations	69,104
Embedded value earnings	177,408

Assumptions

9 The principal assumptions used in the calculation of the embedded values are set out below:

- New money pre-tax investment returns, before investment expenses, on government bonds have been assumed at 4.30% in the 2003 embedded value calculation and at 3.69% in the 2004 calculation. New money pre-tax investment returns on corporate bonds have been assumed to be 100 basis points higher, on equities and property 250 basis points higher, and on cash 100 basis points lower, than the government bond returns. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold. The existing mix of assets backing the life technical reserves has been assumed to continue in the future.
- The cost of solvency margin has been calculated assuming that the level of solvency margin held is equal to 100% of the minimum legal requirement, and that the assets backing the

2







Watson Wyatt certification letter

solvency margin are government bonds earning pre-tax investment returns of 4.30% in the 2003 calculation and 3.69% in the 2004 calculation.

- To derive the expense assumptions used in the 2004 calculation, actual management expenses in 2004 assigned to the life insurance, accidental death, mutual fund and pension fund business, with the exception of non-recurrent expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business. The expense assumptions used in the 2003 calculation were derived in the same manner, using 2003 actual management expenses.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at 2.5% per annum in the 2003 and 2004 embedded value calculations.
- Salesforce commissions have been assumed to continue in the future at the scales existing at each respective valuation date.
- Life policyholder profit participation rates and product charges, as well as mutual fund and pension fund commission rates, have been assumed to continue in the future at the levels existing at each respective valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent operating experience and, where appropriate, on industry experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values, except for the future strengthening of the group and individual annuity and endowment mathematical reserves required to satisfy Spanish regulations.

Reliances and limitations

10 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Consultora Mapre Vida and Mapfre Vida and its subsidiaries.

11 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, mutual and pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

12 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vida and its subsidiaries or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vida or its subsidiaries other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

13 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these

assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

14 The calculation carried out by Consultora Mapfre Vida does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

15 The calculation carried out by Consultora Mapfre Vida is consistent with the traditionally accepted practice for calculating embedded values, which differs from a "fair value" or market consistent approach. In particular, traditional embedded value methodology does not assess the costs of financial options and guarantees but makes an implicit allowance for these risks, together with all other risks, through the discount rate used. In order to comply with the European Embedded Value Principles published by the CFO Forum it will be necessary to calculate the cost of financial options and guarantees explicitly using stochastic techniques and disclose this separately.

Yours sincerely

Julio Koch
Practice Leader

Felipe Gómez Rojas
Senior Consultant



Sales of CAJA MADRID products through the MAPFRE network



	1H 05	1H 04	% Var.
Mortgages	**773**	402	92%
Consumer loans	**52**	27	96%
Financing of real estate developments	**199**	110	81%
Other loans	**109**	46	138%
Car loans	**67**	59	14%
Leasing (assets other than vehicles)	**28**	13	105%
Total assets operations	**1,228**	657	87%
Deposits	**120**	68	77%
Total business volume	**1,348**	725	86%

Million euros



SISTEMA MAPFRE:
Consolidated income statement



	1H 05	1H 04	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,170.2	3,736.9	11.6%
Premiums earned, net of ceded and retroceded reinsurance	3,055.2	2,664.0	14.7%
Net claims incurred and variation in other technical provisions	-2,159.9	-1,839.1	17.4%
Operating expenses, net of reinsurance	-625.6	-514.8	21.5%
Other technical income and expenses	-29.0	-43.5	-33.3%
TECHNICAL RESULT	240.7	266.6	-9.7%
Net financial and other non-technical income	174.4	106.7	63.4%
Result of the Non-life business	**415.1**	**373.3**	**11.2%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,224.2	1,232.1	-0.6%
Premiums earned, net of ceded and retroceded reinsurance	1,133.8	1,149.0	-1.3%
Net claims incurred and variation in other technical provisions	-1,465.4	-1,317.9	11.2%
Operating expenses, net of reinsurance	-95.3	-105.9	-10.0%
Other technical income and expenses	-6.0	-4.0	50.0%
TECHNICAL RESULT	-432.9	-278.8	55.3%
Net financial and other non-technical income	489.2	314.2	55.7%
Unrealised gains and losses in unit-linked investments	12.0	7.7	55.8%
Result of the Life business	**68.3**	**43.1**	**58.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	140.4	107.3	30.8%
Operating expenses	-126.6	-105.2	20.3%
Net financial income	13.6	12.2	11.5%
Results from minority shareholdings	3.8	3.1	22.6%
Result of the Other Business Activities	**31.2**	**17.4**	**79.3%**
Result before tax and minority shareholders	**514.6**	**433.8**	**18.6%**
Taxes	-148.2	-121.3	22.2%
Result after tax	**366.4**	**312.5**	**17.2%**
Non-life loss ratio (1)	70.7%	69.0%	
Non-life expense ratio (1)	21.4%	21.0%	
Non-life combined ratio (1)	92.1%	90.0%	
Life expense ratio (2)	1.3%	1.6%	

1) Ratios calculated over net premiums earned.
2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves + average mutual funds + average pension funds. Annualised ratios

Million euros

MAPFRE:
Organisation chart



MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
99.9%
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE CAJA SALUD
100%
Direct Insurance subsidiaries in 11 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS





Provisional calendar for the year 2005



09/02/05	Release of year 2004 results
09/02/05	Analysts' presentation, year 2004 results - Madrid
10/02/05	Analysts' presentation, year 2004 results - London
26/02/05	Annual General Meeting
27/04/05	Release of first quarter 2005 interim results
27/04/05	Analysts' presentation, first quarter 2005 interim results - Madrid
28/04/05	Analysts' presentation, first quarter 2005 interim results - London
21/07/05	Release of first half 2005 results
27/10/05	Analysts' presentation, third quarter 2005 interim results – Madrid
28/10/05	Analysts' presentation, third quarter 2005 interim results – London

Dates may be subject to changes

Investor Relations Department



Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

